SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
30 JANUARY 2004
AngloGold Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2003.
THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH
INTERNATIONAL ACCOUNTING STANDARDS.

Report
for the quarter and year ended 31 December 2003
Group results for the quarter ...
  Adjusted headline earnings
1
increased by 12% to $75m
  Adjusted operating profit
2
increased by 1% to $137m
  Total cash costs increased by 5% to $249/oz impacted by strong local currencies
  Gold production steady at 1.39Moz
  Received gold price
4
$392/oz
... and for the year
  Adjusted headline earnings
1
decreased by 23% to $282m
  Adjusted operating profit
2
decreased by 12% to $559m
  Total cash costs increased by 42% to $229/oz impacted by strong local currencies
  Gold production down by 5% to 5.62Moz
  Average dollar gold spot price 17% higher at $363/oz, but 16% lower in rand terms at R88,058/kg
  Final dividend declared at R3.35 per share or 48 US cents per share, resulting in a total dividend of R7.10 or 99 US cents per share
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sept
Dec
Dec
Dec
Sept
Dec
Dec
2003
2003
2003
2002
2003
2003
2003
2002
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
SA Rand/Metric
US Dollar/Imperial
Operating review
Gold
Produced - kg / oz (000) 43,210 43,240     174,668 184,711 1,389 1,390 5,616 5,939
Price received
3
- R/kg / $/oz 84,705 86,619 87,826 101,817 392 364 363 303
Total cash costs - R/kg / $/oz 53,846 56,311 55,442 54,037 249 237 229 161
Total production costs - R/kg / $/oz 65,128 65,502 65,703 68,241 301 275 272 203
Financial review
Operating profit
- R / $ million 1,060 1,304 4,667 6,784 159 176 622 650
Adjusted operating profit
2
- R / $ million 926 1,004 4,229 6,683 137 136 559 638
Net profit - R / $ million 611 729 2,331 3,444 93 97 312 332
Headline earnings - R / $ million 585 674 2,379 3,920 89 90 318 376
Adjusted headline earnings
1
- R / $ million 506 497 2,133 3,854 75 67 282 368
Capital expenditure - R / $ million 1,057 661 2,744 2,842 148 88 363 271
Earnings per ordinary share cents/share
Basic 274 327 1,046 1,552 42 44 140 150
Diluted 273 326 1,042 1,545 42 43 139 149
Headline 263 303 1,068 1,767 40 40 143 169
Adjusted headline earnings
1
227 223 957 1,737
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
34 30 127 166
Dividends - cents/share 710 1,350 99 146
Note: 1. Headline earnings before unrealised non-hedge derivatives and marked-to-market of debt financial instruments
2. Operating profit excluding unrealised non-hedge derivatives
3. Price received includes realised non-hedge derivatives
$ represents US dollar, unless otherwise stated
Donna Kodger
Senior Equipment
Operator at CC&V

Dear Shareholder
Steady performance for the December Quarter
AngloGold reports a steady performance for the final quarter of 2003, after the solid results of the previous quarter, at a time when the strong rand is negatively impacting the profits of South African export-oriented producers. Although total cash costs across the company increased by 5% to $249/oz, the cash costs of the South African operations, measured in local currency terms, were 1% lower at R60,784/kg, due to improved grades, cost containment and lower inflation. Similarly, unit costs in Australian dollar terms at Sunrise Dam were some 13% lower.
Gold production was virtually unchanged for the quarter at 1.39Moz. We are pleased that the steps taken to overcome technical difficulties at Cripple Creek & Victor in Colorado and Cerro Vanguardia in Argentina are beginning to yield results. There were improved production performances at both of those operations, as well as at Geita, although these were offset by the continuing grade decline at Morila and a drop off in performance at Kopanang and Mponeng. Operating profit, adjusted to exclude non-hedge derivatives, was marginally higher this quarter, at $137m. Similarly, adjusted headline earnings, including a favourable $7m in abnormal items, were 12% higher at $75m, or 34 cents per share.
For the year ended 31 December 2003, AngloGold's performance was affected by a combination of stronger currencies in most of the company's operating regions as well as lower ore grade in several of these regions. Unit cash costs were $68/oz higher, at $229/oz, for the same reasons. Adjusted headline earnings in 2003 were 23% lower than those for the previous year, at $282m, or 127 cents per share.
The gold price reflected the 20% decline in the value of the US dollar against the euro during 2003. The average spot price for 2003, at $363/oz, was 17% higher than the average for 2002. Against this background, AngloGold's net delta hedge position was again marginally lower over the fourth quarter, at 8.59Moz, illustrating the company's continued faith in the strength of the gold price.
Our mine safety performance for the year 2003 in South Africa was disappointing, after a 16% improvement in the lost time injury frequency rate (LTIFR) during the previous year. The LTIFR for 2003 is virtually unchanged from the 2002 figure, and the fatality frequency rate improved by only 6%. Fatalities in the South Africa region improved by 40% during the second half of 2003 compared to the first half. If we can continue this trend, a step change in our safety performance seems possible.
We also announce that AngloGold proposes to pay a final dividend for the year of R3.35 per share. This gives a total dividend for the year of R7.10, and continues AngloGold's practice of paying to shareholders a high proportion of the company's earnings, once we have provided for our organic growth objectives.
Looking ahead: the making of the African global
gold company
There has been substantial progress made in the merger of AngloGold and Ashanti, and we are well on track to create what will be the leading African gold company and one which will effectively compete with its peers globally.
On 12 December 2003, we announced that AngloGold had entered into a support agreement with the Government of Ghana in its role as holder of 16.9% of the share capital of Ashanti Goldfields Company and that it had agreed the terms of a stability agreement concerning certain fiscal and regulatory undertakings, in the Government's role as regulator of Ashanti.
AngloGold has also received confirmation from the US Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable the company to issue AngloGold shares relating to the merger of AngloGold and Ashanti without registration in the United States.
Once the required approvals of the Parliament and Government of Ghana have been received, the scheme documents will be finalised and distributed to Ashanti shareholders and we expect the transaction to close during April 2004.
Looking ahead to the rest of 2004 and following the completion of this deal during April, we are anticipating that gold production will increase from 5.6Moz to approximately 6.6Moz. Assuming an exchange rate of R7.00 to the US dollar, we are expecting unit cash costs to rise to $238/oz and capital expenditure to increase to $589m.
Russell Edey
Bobby Godsell
Chairman
Chief Executive Officer
29 January 2004
Letter from
Chairman and CEO
2
Russell Edey
Chairman
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Bobby Godsell
Chief Executive Officer

Operations
at a glance
for the quarter ended 31 December 2003
$/oz
% Variance
4
oz (000)
% Variance
4
$/oz
% Variance
4
$m
% Variance
4
$m
% Variance
4
Great Noligwa
414
8
218
-
232
6
37
-
34
(3)
TauTona
407
14
164
(4)
208
5
31
15
28
12
Geita
5
340
2
117
33
136
(28)
23
92
19
111
Sunrise Dam
425
19
93
9
230
(5)
19
138
12
300
Cerro Vanguardia
5
359
12
58
41
138
(20)
14
100
7
250
Kopanang
415
8
124
(6)
297
14
13
(19)
11
(21)
Mponeng
404
13
119
(8)
293
18
13
(13)
8
(20)
Morro Velho
341
(4)
61
3
144
(1)
12
-
9
-
Cripple Creek & Victor J.V.
328
(10)
76
15
203
(6)
10
(17)
1
(67)
Morila
5
367
5
48
(40)
182
67
9
(53)
4
(71)
Sadiola
5
395
6
50
19
223
14
8
-
5
-
Tau Lekoa
413
7
80
1
342
8
6
20
(1)
(125)
Serra Grande
5
340
(4)
23
(4)
131
20
6
20
5
25
Yatela
5
395
10
17
(15)
322
29
1
(67)
(2)
(300)
Navachab
393
9
16
(11)
349
15
1
100
1
100
Union Reefs
335
(7)
5
(78)
179
(25)
-
(100)
-
(100)
Ergo
395
9
51
13
365
(11)
-
100
-
100
Savuka
405
13
42
(5)
544
12
(9)
(13)
(9)
(13)
Other
27
(68)
11
(57)
5
40
AngloGold Group
392
8
1,389
-
249
5
205
8
137
1
1
Price received includes realised non-hedge derivatives.
2
Adjusted operating profit plus amortisation of mining assets.
3
4
5
Operating profit excluding unrealised non-hedge derivatives.

Variance December 2003 quarter on September 2003 quarter - Increase (Decrease).

Attributable
Adjusted operating
profit
3
Price received
1
Production
Total cash costs
Cash operating
profit

  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

Financial
and Operating Review

OVERVIEW OF THE QUARTER AND THE YEAR

AngloGold's adjusted headline earnings 1 for the  December quarter increased by 12% to $75m.

The operations overall maintained their sound performance in the fourth quarter of 2003, with adjusted operating profits 2 increasing marginally to $137m. Geita's results continued to improve and there were better performances from Sunrise Dam, Cripple Creek & Victor (CC&V) and Cerro Vanguardia. Kopanang, Mponeng and Morila all reported lower adjusted operating profit 2 than the previous quarter due to volume and grade reductions.

Gold production for the quarter was steady at 1.39Moz, although total cash costs were 5% higher at $249/oz, largely as a result of stronger operating currencies, with the rand strengthening by 9% over the US dollar since the previous quarter.

For the 12 months ended 31 December 2003, production declined by 5% to 5.6Moz, largely as a result of lower grades in all of the operating regions. Total cash costs were $229/oz or $68/oz higher for the year and adjusted operating profit 2 was 12% lower at $559m, mainly due to significantly stronger operating currency values against the US dollar. Adjusted headline earnings 1decreased by 23% to $282m over the period.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At Great Noligwa, volume mined rose by 12% due to the continued focus on improving production efficiencies, with yield also increasing by 5% to 11.18g/t. Despite the improved efficiencies and higher grades, gold production at 6,770kg (218,000oz) was only marginally higher than that of the previous quarter due to reduced tramming efficiency during December. Tramming has subsequently been identified as an area of focus for improvement at Great Noligwa in 2004. Total cash costs at R50,295/kg ($232/oz) decreased by 4% despite the higher volumes mined, with most of these savings coming from lower power costs and the continued focus on reducing costs at the operation. Adjusted operating profit 2 at R230m ($34m) fell by 11%. The lost time injury frequency rate (LTIFR) improved by 26% although tragically, one employee died in a fall of ground incident.

At Kopanang, an increased focus on safety, following the deaths of three employees in incidents involving falls of ground in November, had a significant impact on the volume mined for that month. This, together with a fire on 44/47 levels in December, resulted in a 6% decrease in gold production to 3,866kg (124,000oz). Total cash costs increased by 3% to R64,281/kg ($297/oz) largely because of the lower gold production. This was partially offset by savings on treatment and power costs and on mine cost-saving initiatives such as stricter ordering procedures and inventory controls. Adjusted operating profit 2at R75m ($11m) decreased by 29% largely as a result of reduced gold revenue and a lower received price.

Tau Lekoa's volume mined decreased by 3% as a result of lower than planned face advance. With yield steady at 4.04g/t, the 2% increase in tonnage milled from the surface stockpile enabled gold production to improve by 2% to 2,492kg (80,000oz). Total cash costs at R74,058/kg ($342/oz) went up by 2%, mainly as a result of increased gold production. The adjusted operating profit 2 decreased from R32m to a loss of R6m, mainly owing to an increase in amortisation charges of R36m ($6m). This arose from an adjustment made to the operation's reserves. The quarter saw a 14% improvement in the LTIFR.

Despite reductions in stoping width at Savuka in order to achieve higher productivity through mining less waste, a 7% improvement in volume mined was achieved for the quarter. In addition, several development ends were stopped which together with the reduced stoping width resulted in a 9% drop in tonnage milled. This was partially offset by an improved yield up by 4% to 5.71g/t. Gold production declined by 5% to 1,304kg (42,000oz). This led to a 2% increase in total cash costs to R117,763/kg ($544/oz). The drop in gold revenue increased adjusted operating losses 2 by 5% to R59m ($9m). Two employees died in accidents and there was a 3% deterioration in the LTIFR.

At Mponeng, the impact of increased seismicity on available panels is reflected in a 6% decrease in the volume mined. Gold production was down by 9% to 3,696kg (119,000oz) partly owing to the lower volumes mined, but also because of the lower tonnages delivered to the plant. Total cash costs increased by 7% to R63,437/kg ($293/oz) mainly as a result of the lower gold production which was partially offset by 2% from cost savings initiatives. Adjusted operating profit 2 at

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

R51m ($8m) decreased by 30% and reflects the impact of the lower gold production. LTIFR improved by 13%.

At TauTona, improved face length and face advance resulted in an 11% increase in volume mined. The impact of the fire in the previous quarter resulted in a 7% reduction in yield to 12.21g/t. This drop in yield was only partially offset by a 4% increase in tonnes treated, resulting in a 4% decrease in gold production to 5,086kg (164,000oz). Despite the lower production, an 8% improvement in operating expenditure through the re- phasing of major expenditures and reduced power consumption, resulted in a 4% decrease in total cash costs to R45,014/kg ($208/oz). The 4% increase in adjusted operating profit 2 of R190m ($28m) reflects the benefit of these cost reductions. There was an 8% improvement in the LTIFR.

At Ergo, the warmer weather led to improvements in the thickening operations quarter-on-quarter. The tonnage throughput increased by 5% which, together with a yield that went up by 11% to 0.21g/t from higher head grades, and improved calcine gold contribution, resulted in a 14% rise in gold production to 1,597kg (51,000oz). Total cash costs were down by 19% to R79,185/kg ($365/oz), as a result of improved gold production as well as a reduction in planned major expenditures. The adjusted operating profit 2 of R2m (from the loss of R22m in the previous quarter) reflects the impact of the increased gold production and cost reductions.

EAST AND WEST AFRICA

Geita (50% attributable) increased production by 33% to 117,000oz, largely owing to an anticipated 37% increase in recovered grade to 5.26g/t. Total cash costs decreased by 28% to $136/oz due to the higher production whilst adjusted operating profit 2 rose by 111% to $19m. There were three lost time injuries recorded during the quarter.

Production at Morila (40% attributable) decreased by 40% to 48,000oz. As was anticipated and reported previously, recovered grade declined by 42% to 4.41g/t. The decrease in production, coupled with increased mining contractor costs resulted in total cash costs rising by 67% to $182/oz. Adjusted operating profit 2 for the quarter decreased by 71% to $4m. Commissioning of the plant expansion project was delayed to January 2004. There were four lost time injuries recorded during the quarter.

At Navachab, a 5% decrease in milled tonnage throughput coupled with a 2% decline in recovered grade, resulted in a 7% drop in gold production to 16,000oz. As a result, total cash costs went up by 15%

to $349/oz, but with a 9% increase in the price received, adjusted operating profit 2 for the quarter rose by $1m. The mine had one lost time injury for the quarter.

At Sadiola (38% attributable), production went up by 19% to 50,000oz as a result of a 9% increase in milled tonnage throughput, coupled with a 9% improvement in recovered grade. Total cash cost increased by 14% to $223/oz whilst adjusted operating profit 2 remained steady at $5m. The rise in cash costs was caused by higher reagent costs associated with the increased treatment of sulphide material and higher metallurgical plant maintenance costs. The mine had no lost time injuries for the quarter.

Production at Yatela (40% attributable) decreased by 15% to 17,000oz. An increase of 44% in tonnage stacked, as a result of the rectification of commissioning problems with the new crusher circuit during the third quarter, was offset by a decline in the recovered grade. The decrease in the grade was largely due to artificially high grades in the third quarter resulting from the low tonnages stacked. As a consequence of the lower production, total cash costs increased by 29% to $322/oz and adjusted operating profit 2 decreased by $3m. Yatela recorded one lost time injury for the quarter.

NORTH AMERICA

At Cripple Creek & Victor (67% ownership with 100% interest in production until the initial loans are repaid) production was up by 15% quarter-on-quarter at 76,000oz due to improvements in leach solution chemistry and production from Phase 4B of the leach pad, which is closer to the liner and therefore produces gold in a much shorter time. Total cash costs were 6% lower than those of the third quarter at $203/oz as production increased without a significant rise in costs. Despite increased production, adjusted operating profit 2 was $2m lower than that for the third quarter at $1m due to unfavourable gold prices and higher production costs. There were no lost time injuries for the quarter and three lost time injuries for the year.

The new processing facilities exceeded design capacity in each of the three months during the quarter, and haulage fleet availability ended the year only slightly below targeted levels. Phase 4B of the leach pad construction has ceased for the winter and will resume in June 2004. Stacking started during the third quarter on this area of the leach pad, which was then under irrigation for part of the fourth quarter.

As announced in the June quarter, AngloGold sold its interests in the Jerritt Canyon joint venture to

    ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

Alaska
U.S.A.
Cripple Creek
& Victor
Mali
Yatela
Sadiola
Morila
Brazil
Crixas,
Serra Grande
Morro
Velho
Argentina
Cerro
Vanguardia
Namibia
Navachab
Republic of
South Africa
Geita
Tanzania
SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
(in development)
Ergo
Union Reefs
(closed effective
July 2003)
Australia
Sunrise Dam

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

Queenstake Resources. The transaction took effect on 30 June 2003.

SOUTH AMERICA

At Cerro Vanguardia (92.5% attributable), gold production was 41% higher at 58,000oz due to a 20% improvement in recovered grade to 7.25g/t and a 17% increase in ore treated. This was as a result of changes to the production programme associated with the commissioning of the scrubber system in the grinding circuit, permitting the effective treatment of wet higher- grade material. Total cash costs were 20% lower than those of the previous quarter at $138/oz, mainly because of higher gold produced and silver by-product credits which were up by 21%. Adjusted operating profit 2 rose significantly to $7m largely as a result of increased sales volumes, higher received price and lower total cash costs. The mine recorded an LTIFR of 7.54 for the quarter.

At Morro Velho, gold production was 3% higher than for the previous quarter at 61,000oz, due to a 6% improvement in recovered grade to 6.87g/t. This was despite a 2% reduction in the ore treated. Total cash costs decreased by 1% to $144/oz mainly because of the increased gold production. Adjusted operating profit 2 remained steady at $9m. The mine had a 4.65 LTIFR.

At Serra Grande (50% attributable), gold production decreased by 4% from the previous quarter to 23,000oz. Total cash costs were 20% higher at $131/oz mainly owing to higher labour costs reflecting annual union agreement negotiations in November, energy cost increases and reduction in the gold produced. Adjusted operating profit 2 increased to $5m chiefly because of a 9% rise in sales volume. There were no lost time injuries at Serra Grande during the quarter.

The LTIFR (including contractors) for the region in the year was 4.48. This compares favourably with the Ontario underground metalliferous mines benchmark of 6.5.

AUSTRALIA

At Sunrise Dam, production during the quarter increased by 9% to 93,000oz. As forecast, mining in higher grade areas resulted in a higher recovery, from 80% in the previous quarter to 83% this quarter, with a resultant increase in recovered grade to 3.03g/t. Mining will return to some of the lower grade areas in the first quarter of 2004. Mill throughput for the quarter increased by 7%. Total cash costs decreased by 13% to A$321/oz ($230/oz) and adjusted operating profit 2 improved by 239% to A$16m ($12m) primarily due to a higher price received and a greater volume sold. There were two lost time injuries during the quarter. Underground development commenced in October and, by year-end 2003, more than 500m of decline development had been completed.

Milling operations at Union Reefs shut down in October, with the majority of production reported for the fourth quarter from clean-up activities. Gold produced was 5,000oz compared with 23,000oz for the previous quarter and with no mining or milling, total cash costs decreased to A$254/oz ($179/oz). There were again no lost time injuries recorded for the quarter.

In November, AngloGold announced that it had reached a conditional agreement with Greater Pacific Gold Ltd to sell the Union Reefs mine, associated assets and tenements for a staged consideration of A$6.2m ($4.5m). In November, AngloGold reached agreement to sell its Western Tanami Project, which includes the Coyote deposit, to Tanami Gold NL. The consideration comprises A$9m ($7m) in cash, 25 million ordinary shares in Tanami Gold and a phased production royalty.

Work to update the November 2000 Boddington Expansion Feasibility Study project continued.

Note:

All references to price received includes the realised non-hedge derivative gains (losses).

Rounding of figures may result in computational discrepancies.

In the case of joint venture operations, all production and
financial results are attributable to AngloGold.

1
Adjusted to exclude unrealised non-hedge derivatives and marked-to-market of debt financial instruments.
2
Adjusted to exclude unrealised non-hedge derivatives.
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

 Exploration
AngloGold's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi- disciplinary teams and appropriate state-of-the-art exploration techniques and technology.
During the quarter
Exploration continued to yield encouraging results from several projects. In Mali at Sadiola oxide drilling at FE3 and FE4 showed strike continuity and in Brazil at Corrego do Sitio mineralisation has been traced over a down-plunge length of 900m and underground exploration development has confirmed the drilled gold grades.
Regional exploration overview
1.
At Sadiola in Mali, Phase VI of the hard sulphides  diamond drilling programme was completed and orebody modelling is in progress. Additional drill hole samples from the main sulphide zone have been submitted for metallurgical test work.

Exploration for satellite oxide mineralisation at Sadiola continued to focus on the FE3 Southern Extension and FE4 targets. Diamond drilling to test the gap between FE3 and FE4 intersected mineralisation. An initial sulphide drilling programme was completed at FE3 and FE4, intersecting the oxide limit at F4 deeper than expected at 200m.

In-fill drilling completed at Alamoutala, indicated that mineralisation could be extended to the north-east and south of the current pit.

Greenfields exploration continued at Kola, south of Morila. Due to negative drilling results at Sinsin, east of Morila, the permit will be relinquished in 2004. At Garalo, located 100km SW of Morila, Reverse Circulation (RC) drilling of Rotary Airblast (RAB)-delineated gold anomalies produced encouraging results requiring further drilling in 2004. At the Banzana permit, located 140km SW of Morila on the Cote d'Ivoire border, soil sampling is in progress with RAB-drilling scheduled for the second quarter of 2004.

2.
At Geita in Tanzania, geological modelling  continues at Nyankanga West and a reconnaissance RC drilling programme was completed at Nyankanga South, with assay results pending. Diamond drilling at Geita Hill concentrated on the gap between Geita Main and North East
Extension. The results from RC drilling at Chipaka, indicated a possible westerly extension to the currently defined deposit.
3.
In North America at the Cripple Creek & Victor  Joint Venture (CC&V) in the United States drilling was completed in the current mining areas to define ore trends and mining limits and to assist with mining schedules. Drilling continued at the Wildhorse Extension project in the northern part of the Cripple Creek District.

Greenfields exploration was conducted at several projects in the Tintina Gold Belt of central Alaska (USA) and at the west end of the Red Lake (Ontario, Canada) camp. In Alaska, AngloGold acquired 100% ownership of the West Pogo Joint Venture after purchasing Zeus Exploration's interest. In addition, AngloGold acquired new land parcels on several other targets within the Tintina Gold Belt. At Red Lake work focused on analysis of data from the rationalised properties at the west end of Belt. Further exploration is planned for all project areas in Alaska and Red Lake subject to a further review in 2004.

4.
In South America diamond drilling of the  Carruagem shoot at the Lamego project in Brazil has confirmed the down-plunge continuity of the mineralisation to a vertical depth of 400m, but at marginal grades with further drilling planned in 2004.

Drilling of the Cachorro Bravo orebody at Crrego do Stio has defined the down-dip limit of the principal mineralised horizons and has confirmed the flat (20 degree) northerly plunge of the mineralisation for a down-plunge length of 900m, which is still open ended. Seventy-five metres of underground exploration access strike development has been completed on the principal 200 ore horizon, with 26 face samples, assaying a weighted average of 14.32g/t over an average sampled true width of 3.31m.

5.
At the Crixs mine in Brazil, ongoing drill testing of  the Forquilha Sul ore zone has further extended the mineralisation along strike and down-plunge to the north-west.

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

RED LAKE AREA
WEST END PROPERTIES
Pipestone N.
Golden Tree
Pipestone East
Rivard
Newman Todd
Advance
1km
MALI SOUTH
EXPLORATION AREAS
Morila
Sinsin
Kola
M A L I
Garalo
Banzana
Cote D'Ivoire
50km
Alaska
Tintina Gold Belt
Canada
Red Lake
3
Cripple Creek
& Victor
Wildhorse Ext
U.S.A.
Mongolia
Yatela
Alamoutala
1
Sadiola
FE3 & FE4
Mali
Morila
2
Geita
Nyankanga South
Geita Hill "Gap"
Chipaka
Tanzania
Brazil
Peruvian Andes
6
La Rescatada
Peru
5
Crixas,
Serra Grande
Forquilha Sul
4
Morro Velho
Lamego - Carruagem
Corrego do Sitio -
Cachorro Bravo
Namibia
Navachab
South Africa
Argentina
7
Cerro
Vanguardia
Loma North & East
Mangas South
Monica South
Australia
Boddington
8
Sunrise Dam
Hammerhead
Astro
Summercloud
9
VAAL RIVER REGION
CURRENT DRILLING
Current
drill hole
Goedgenoeg
area
2 completed
drill holes
Shaft
TAU
LEKOA
WELTEVREDEN
HARMONY - ORKNEY
KOPANANG
GREAT
NOLIGWA
MOAB
KHOTSONG
Lower
mine block
Current diamond
drill hole
5000m
Mines
Greenfields exploration areas
Brownfields exploration areas

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

6.
Greenfields exploration in Peru has generated three  projects, which will be drill tested in 2004. Exploration drilling was completed at La Rescatada and metallurgical studies on the refractory sulphide ore are in progress.
7.
At Cerro Vanguardia in Argentina encouraging  gold-values continued to be returned by diamond and RC drilling at Lomo North & East, the Mangas South Extension and the Monica South veins.
8.
In Australia drilling at Sunrise Dam focused on  underground targets that would be accessible via the new decline. Targets included the recently discovered Hammerhead Zone to the east of the pit, newly identified mineralisation immediately to the west of the pit and the Astro Zone, beneath the Sunrise Shear. All intercepts lie between 350m and 400m below surface. Drilling also continued to test the narrow, high-grade, Summercloud-style mineralisation discovered in the last quarter approximately 150m west of the pit.
9.
In South Africa ongoing diamond drilling from  surface at Goedgenoeg, west of Tau Lekoa, is aimed at delineating additional Ventersdorp Contact Reef resources. The two boreholes intersected the target horizon, however, gold values were negligible. One surface diamond drill hole is in progress in the Moab Khotsong area testing the Vaal Reef within the Lower Mine Block.
____________________________________________
Note:
Unless otherwise stated, all intercepts are drilled widths
.
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

130
120
110
100
90
80
70
Index
02-Jan-03
02-Feb-03
02-Mar-03
02-Apr-03
02-May-03
02-Jun-03
02-Jul-03
02-Aug-03
02-Sep-03
02-Oct-03
02-Nov-03
02-Dec-03
02-Jan-04
$ EUR
$ Gold

 Review of the
 gold market
The final quarter of 2003 saw a strong finish to a good year for the gold price.

The spot price for the metal reached over $417/oz during December and touched $430/oz in early 2004, although the market has since retraced to around $410/oz. The average gold price for 2003 of $363/oz was $53 or 17% above the average price for 2002. The gold price again mirrored moves in the currency markets, particularly the US dollar exchange rate against the euro, which fell steadily during the fourth quarter to reach an all-time low of $1.27 to the euro in December. This reflects a loss in value of almost 20% during 2003. The rand proved as volatile and the currency moved in a range of almost 20%, between R6.07 and R7.28 to the US dollar.

GOLD PRICE DRIVERS

The primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Amongst these circumstances is most certainly the anticipated further decline in the value of the US dollar. These same influences have pushed up prices of base metals and other commodities, although the extent of investor interest in precious metals is relatively high compared with the rest of the metals sector. The quarter again saw higher levels of open positions on the New York Commodity Exchange (Comex), reaching an all-time high of 19Moz, or almost 600t, net long in futures and options contracts combined.

During the final quarter of 2003, the spot gold price tracked the dollar/euro exchange rate particularly closely. This exchange rate is valuable as an indicator rather than a determinant of gold price direction, at least in part, because many of the same economic fundamental issues affect the dollar as they do the gold market.

INVESTMENT
Investor and speculator interest in gold remained on the
rise throughout most of 2003, reflected particularly in
the recorded statistics of Comex. Overall open interest
and the net open position on that exchange are both at
all-time high levels since the exchange commenced
trading gold over 20 years ago.
Of particular interest during the final quarter was the
launch by the World Gold Council of the Gold Bullion
Securities (GBS) product on the London Stock
Exchange. The GBS is a gold-backed fund enabling
institutional and private investors to invest directly in
gold through a traded instrument. This product followed
the launch of a similar fund in Australia earlier in 2003,
and the World Gold Council continues to work on
similar products to offer to investors in other important
financial markets elsewhere. This new product very
quickly took in purchases amounting to 25t of bullion,
and has since established two-way liquidity in the
London market.
US$ Gold Price and US$ / Euro Indexed: CY 2003

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

20,000
19,000
18,000
17,000
16,000
15,000
14,000
INR / Oz
01-Jan-03
01-Feb-03
01-Mar-03
01-Apr-03
01-May-03
01-Jun-03
01-Jul-03
01-Aug-03
01-Sep-03
01-Oct-03
01-Nov-03
01-Dec-03
01-Jan-04

PHYSICAL
Physical demand for gold continued to suffer in the face of a rising gold price. Whilst gold offtake in jewellery for 2003 was off by 7% year-on-year, in the second half of 2003 alone, demand fell by over 11% compared with 2002. As usual, India responded immediately to higher prices, and much of the expected seasonal demand in that region was negated by the Indian trade's unwillingness to buy gold in a rising market. With the spot price retracement in mid-January, some recovery in seasonal buying might still occur in that market.
However, many other gold jewellery markets have also declined in this period. Lower levels of producer de- hedging added to the reduced demand. After six quarters of material levels of de-hedging, the second half of 2003 saw significantly less activity in this area, notwithstanding the announcement late in 2003 by Barrick Gold Corporation of its intention to cease new hedges, and to reduce its hedge book. Only a substantial increase in implied net investment demand helped to balance the physical market.
On the supply side, mine production for 2003 was just slightly more than that in 2002. However, scrap sales increased again, and at a little less than 1,000t for 2003, now make up almost a quarter of the supply of gold to the current market. Central bank sales of 591t in 2003 reached their highest level in a decade, but there was little negative response in the markets to this level of selling.
The physical market remains important as it provides a floor of support when investment interest weakens and prices soften. Whilst making every effort to encourage investor demand for gold in the current market, attention should also be paid to the health of the wider physical market in the medium and longer term.
OFFICIAL SECTOR
The Washington Agreement on sales of gold by European central banks comes to an end in less than nine months' time. Public statements by a number of senior European central bank officials at the Dubai meetings of the International Monetary Fund in 2003 indicate that there is little doubt that the agreement will be renewed, and good reason to expect that the behaviour of the signatories to this agreement will follow the precedent of the orderly and responsible behaviour of these banks over the past four years.
CURRENCY
Currency markets were again active. The euro gained 11% against the US dollar within the quarter, continuing the trend for this year in which the US dollar has lost 22% against the European currency. Whilst all the evidence points to a strong recovery in the US economy running well into 2004, any benefit that this might have for the US currency is negated by the record levels of budget and current account deficits currently prevailing in the United States, and market commentators and analysts expect the US currency to weaken in the year ahead up to a range of $1.35 - $1.40 to the euro. The one element that might temper further dollar weakness would be real resistance from European monetary authorities to further strengthening of the euro. This occurred to a degree in mid-January, leading swiftly to a correction in the exchange rate and the weakening in the euro from $1.29 back to $1.25. However, there are no signs yet of any change to the weaker trend for the US currency.
The rand has seen as much movement as the European currency, but greater volatility. Whilst the first three quarters of 2003 saw a continuation of the rand strengthening against the US dollar, this strength reversed in the final quarter of the year. During this fourth quarter, the South African currency lost more than 20% against the US dollar between its strongest point of R6.07, to its weakest point of R7.28 to the US dollar.
In just over two years, we have seen the rand first lose almost 40% in value against the US dollar, and thereafter recover all of that and more to strengthen by almost 60% against its end-2001 exchange rate.
Rupee Gold 1/1/2003 - 19/1/2004

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

US$/R
14
13
12
11
10
9
8
7
6
2-Jan-01
2-Feb-01
2-Mar-01
2-Apr-01
2-May-01
2-Jun-01
2-Jul-01
2-Aug-01
2-Sep-01
2-Oct-01
2-Nov-01
2-Dec-01
2-Jan-02
2-Feb-02
2-Mar-02
2-Apr-02
2-May-02
2-Jun-02
2-Jul-02
2-Aug-02
2-Sep-02
2-Oct-02
2-Nov-02
2-Dec-02
2-Jan-03
2-Feb-03
2-Mar-03
2-Apr-03
2-May-03
2-Jun-03
2-Jul-03
2-Aug-03
2-Sep-03
2-Oct-03
2-Nov-03
2-Dec-03
2-Jan-04

The rand has strengthened materially more against the US dollar than have either the euro or the Australian dollar, and this occurred particularly during the period in which South African interest rates were either rising sharply, or were at their highs between October 2002 and June 2003. The recent reversal in the direction of the rand value could reflect the end of the impact of high interest rates, as 2003 has seen the South African Reserve Bank cut the local repo rate by 5.5%, from a peak of 13.5% to 8.0%, mostly during the latter months of 2003.
HEDGING
As at 31 December 2003, the net delta hedge position of the company was 8.59Moz or 267t at a spot price of $416/oz. The marked-to-market value of this position as at 31 December 2003 was negative $664m. The relatively small reduction in the level of hedging compared with the level at 30 September 2003 is a result of a higher delta volume consequent on a sharply higher spot price of gold at this quarter-end ($416/oz vs $383 at 30 September 2003). The company continues to manage its hedge positions actively, and to reduce overall levels of forward pricing on gold.
US$/Rand Exchange Rate
2001 - Today

  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

 Hedge position
As at 31 December 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.59Moz or 267.1t (at 30 September 2003: 8.67Moz or 269.5t).
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $663.7m (negative R4.4bn) as at 31 December 2003 (as at 30 September 2003: negative $445m negative R3.1bn). These values were based on a gold price of $415.75/oz, exchange rates of R/$6.6376 and A$/$0.7525 and the prevailing market interest rates and volatilities at the time.
As at 28 January 2004, the marked-to-market value of the hedge book was a negative $577.7m (negative R4.07bn), based on a gold price of $409.25/oz and exchange rates of R/$7.04 and A$/$0.7781 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position or of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
Year
2004
2005
2006
2007
2008
2009-2013
Total
DOLLAR GOLD
Forward contracts
Amount (kg) 18,374 26,576 19,862 18,974 15,801 10,078 109,665
$ per oz $315 $324 $333 $337 $352 $360 $334
Put options purchased Amount (kg) 5,772 2,624 4,918 728 14,042
$ per oz $382 $363 $363 $292 $367
*Delta (kg) 1,703 637 1,102 49 3,491
Put options sold Amount (kg) 13,997 2,799 4,354 21,150
$ per oz $362 $345 $339 $355
*Delta (kg) 2,800 441 681 3,922
Call options purchased Amount (kg) 7,112 7,112
$ per oz $330 $330
*Delta (kg) 6,990 6,990
Call options sold Amount (kg) 14,413 18,227 16,547 14,308 14,183 40,061 117,739
$ per oz $376 $338 $346 $336 $347 $369 $355
*Delta (kg) 10,973 15,419 13,564 12,201 11,911 33,244 97,312
RAND GOLD
Forward contracts
Amount (kg) 6,249 8,145 4,500 2,830 2,799 933 25,456
Rand per kg R73,930 R119,409 R96,436 R118,197 R120,662 R116,335 R104,074
Put options purchased Amount (kg) 933 2,808 2,808 6,549
Rand per kg R99,346 R95,511 R95,511 R96,057
*Delta (kg) 614 964 721 2,299
Put options sold Amount (kg) 2,333 1,400 1,400 5,133
Rand per kg R89,250 R88,414 R88,414 R88,794
*Delta (kg) 1,061 364 280 1,705
Call options purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call options sold Amount (kg) 4,679 5,620 5,621 1,493 2,986 8,958 29,357
Rand per kg R118,661 R130,321 R131,389 R173,119 R187,586 R216,522 R162,971
*Delta (kg) 384 1,694 2,188 294 615 2,396 7,571

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

Year
2004
2005
2006
2007
2008
2009-2013
Total
A DOLLAR GOLD
Forward contracts
Amount (kg) 8,279 6,221 9,331 8,398 3,110 10,233 45,572
A$ per oz A$533 A$680 A$661 A$633 A$647 A$651 A$632
Put options purchased
Amount (kg)
A$ per oz
*Delta (kg)
Put options sold
Amount (kg)
A$ per oz
*Delta (kg)
Call options purchased Amount (kg) 3,110 6,221 3,732 3,110 8,087 24,260
A$ per oz A$724 A$673 A$668 A$680 A$710 A$692
*Delta (kg) 714 2,985 2,013 1,843 4,996 12,551
Call options sold Amount (kg) 933 933
A$ per oz A$506 A$506
*Delta (kg) 933 933
Delta (kg) 36,658 58,137 47,322 40,733 32,393 51,888 267,131
Total net gold:
Delta (oz) 1,178,572 1,869,146 1,521,446 1,309,585 1,041,466 1,668,226 8,588,441
The following table indicates the group's currency hedge position at 31 December 2003
Year
2004
2005
2006
2007
2008
2009-2013
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)
Rand per $
Put options purchased Amount ($) 35,000 35,000
Rand per $ R7.20 R7.20
*Delta ($) 27,689 27,689
Put options sold Amount ($) 35,000 35,000
Rand per $ R6.74 R6.74
*Delta ($) 17,417 17,417
Call options purchased
Amount ($)
Rand per $
*Delta ($)
Call options sold Amount ($) 50,000 50,000
Rand per $ R7.21 R7.21
*Delta ($) 14,318 14,318
A DOLLAR (000)
Forward contracts
Amount ($) 29,275 29,267 58,542
A$ per $ A$0.59 A$0.55 A$0.57
Put options purchased Amount ($) 10,000 10,000
A$ per $ A$0.63 A$0.63
*Delta ($) 9,269 9,269
Put options sold Amount ($) 10,000 10,000
A$ per $ A$0.68 A$0.68
*Delta ($) 7,491 7,491
Call options purchased
Amount ($)
A$ per $
*Delta ($)
Call options sold Amount ($) 20,000 20,000
A$ per $ A$0.60 A$0.60
*Delta ($) 582 582
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
*
The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2003
.

GROUP OPERATING RESULTS
Statistics are shown in metric units and financial figures in South African rand million.
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
Unaudited
Unaudited
Reviewed
Audited
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
3,097
3,223
13,047
13,426
Yield
- g/t
8.24
8.18
8.03
8.27
Gold produced
- kg
25,527
26,380
104,741
111,017
PRODUCTIVITY
g/employee
- target
230
238
236
247
- actual
227
232
228
238
SURFACE AND DUMP RECLAMATION
Tonnes treated
- 000
9,044
8,665
36,822
38,366
Yield
- g/t
0.27
0.26
0.27
0.30
Gold produced
- kg
2,474
2,287
9,958
11,350
OPEN-PIT OPERATIONS
Tonnes mined
- 000
30,679
37,871
128,770
97,030
Stripping ratio
1
8.08
11.53
9.08
6.17
Tonnes treated ore
- 000
6,472
7,689
27,242
22,225
Yield
- g/t
1.90
1.55
1.78
2.34
Gold produced
- kg
12,321
11,907
48,427
52,005
HEAP LEACH OPERATIONS
Tonnes mined
- 000
17,314
14,397
56,266
51,192
Tonnes placed
2
- 000
4,899
4,673
18,137
13,504
Stripping ratio
1
2.83
2.40
2.43
2.63
Gold placed
3
- kg
3,632
2,917
14,424
14,228
Yield
4
- g/t
0.74
0.62
0.80
1.05
Gold produced
- kg
2,888
2,666
11,542
10,339
TOTAL
Gold produced
- kg
43,210
43,240
174,668
184,711
Gold sold
- kg
43,203
43,259
174,587
184,798
Price received
5
- R/kg sold
84,705
86,619
87,826
101,817
Total cash costs
- R/kg produced
53,846
56,311
55,442
54,037
Total production costs
- R/kg produced
65,128
65,502
65,703
68,241
CAPITAL EXPENDITURE
- Rm
1,057
661
2,744
2,842
.
1
Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore.
2
Tonnes placed onto leach pad.
3
Gold placed into leach pad inventory.
4
Gold placed / tonnes placed.
5
Price received includes realised non-hedge derivatives.
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

GROUP OPERATING RESULTS
Statistics are shown in imperial units and financial figures in US dollar million.
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
Unaudited
Unaudited
Reviewed
Audited
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
3,414
3,552
14,382
14,800
Yield
- oz/t
0.240
0.239
0.234
0.241
Gold produced
- oz 000
820
848
3,367
3,569
PRODUCTIVITY
 oz/employee
- target
8.22
8.39
8.33
8.79
- actual
7.29
7.45
7.34
7.65
SURFACE AND DUMP RECLAMATION
Tons treated
- 000
9,969
9,551
40,589
42,292
Yield
- oz/t
0.01
0.01
0.01
0.01
Gold produced
- oz 000
80
73
320
365
OPEN-PIT OPERATIONS
Tons mined
- 000
33,817
41,744
141,945
106,957
Stripping ratio
1
8.10
11.56
9.10
6.18
Tons treated ore
- 000
11,022
11,597
45,465
39,724
Yield
- oz/t
0.04
0.03
0.03
0.04
Gold produced
- oz 000
396
383
1,559
1,673
HEAP LEACH OPERATIONS
Tons mined
- 000
19,086
15,871
62,022
56,430
Tons placed
2
- 000
5,401
5,151
19,992
14,886
Stripping ratio
1
2.83
2.40
2.43
2.63
Gold placed
3
- oz 000
116
94
464
458
Yield
4
0.021
0.018
0.023
0.031
Gold produced
- oz 000
93
86
370
332
TOTAL
Gold produced
- oz 000
1,389
1,390
5,616
5,939
Gold sold
- oz 000
1,389
1,391
5,613
5,941
Price received
5
- $/oz sold
392
364
363
303
Total cash costs
- $/oz produced
249
237
229
161
Total production costs
- $/oz produced
301
275
272
203
CAPITAL EXPENDITURE
- $m
148
88
363
271
.
1
Stripping ratio = (tons mined total - tons mined ore) / tons mined ore.
2
Tons placed onto leach pad.
3
Gold placed into leach pad inventory.
4
Gold placed / tons placed.
5
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Price received includes realised non-hedge derivatives.

GROUP INCOME STATEMENT

Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
SA Rand million
Notes
Unaudited
Unaudited
Reviewed
Audited
Gold income
3,685
3,735
15,264
18,372
Cost of sales
2
(2,821)
(2,821)
(11,458)
(12,550)
864
914
3,806
5,822
Non-hedge derivatives
196
390
861
962
Operating profit (1)
1,060
1,304
4,667
6,784
Corporate administration and other expenses
(60)
(46)
(273)
(258)
Market development costs
(46)
(29)
(139)
(179)
Exploration costs
(68)
(68)
(283)
(296)
Interest receivable
94
56
285
373
Other net income (expense)
7
(31)
(123)
(91)
Finance costs
(145)
(77)
(362)
(464)
Marked-to-market of debt financial instruments
32
7
38
-
Abnormal items
(122)
-
(122)
(102)
Profit before exceptional items
752
1,116
3,688
5,767
Amortisation of goodwill
(52)
(54)
(221)
(293)
Impairment of mining assets
20
(252)
(327)
-
Profit (loss) on disposal of assets and subsidiaries
19
-
75
(145)
Profit on disposal of investments
51
280
331
-
Termination of retirement benefit plans
-
-
-
2
Profit on ordinary activities before taxation
790
1,090
3,546
5,331
Taxation
3
(142)
(334)
(1,080)
(1,730)
Profit on ordinary activities after taxation
648
756
2,466
3,601
Minority interest
(32)
(27)
(130)
(157)
Minority interest in abnormal items
(5)
-
(5)
-
Net profit
611
729
2,331
3,444
Operating profit
1,060
1,304
4,667
6,784
(134)
(300)
(438)
(101)
Adjusted operating profit
926
1,004
4,229
6,683
Headline earnings
Net profit
611
729
2,331
3,444
Amortisation of goodwill
52
54
221
293
Impairment of mining assets
(20)
252
327
-
(Profit) loss on disposal of assets and subsidiaries
(19)
-
(75)
145
Profit on disposal of investments
(51)
(280)
(331)
-
Termination of retirement benefit plans
-
-
-
(2)
Taxation on exceptional items
3
12
(81)
(94)
40
Headline earnings
585
674
2,379
3,920
(166)
(307)
(476)
(101)
Deferred tax on unrealised non-hedge derivatives
3
87
130
230
35
506
497
2,133
3,854
Earnings per ordinary share (cents)
- Basic
274
327
1,046
1,552
- Diluted
273
326
1,042
1,545
- Headline
263
303
1,068
1,767
- Adjusted headline
227
223
957
1,737
Dividends
 - Rm
1,584
3,005
- cents per share
710
1,350
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Unrealised non-hedge derivatives and marked-to-market of
debt financial instruments
Adjusted headline earnings
(1) Adjusted operating profit
The operating profit has been adjusted by the following to
arrive at adjusted operating profit:
Unrealised non-hedge derivatives
The net profit has been adjusted by the following to arrive at headline earnings:
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

GROUP INCOME STATEMENT

Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
US Dollar million
Notes
Unaudited
Unaudited
Reviewed
Audited
Gold income
547
505
2,029
1,761
Cost of sales
2
(419)
(381)
(1,526)
(1,203)
128
124
503
558
Non-hedge derivatives
31
52
119
92
Operating profit (1)
159
176
622
650
Corporate administration and other expenses
(9)
(6)
(36)
(25)
Market development costs
(7)
(4)
(19)
(17)
Exploration costs
(10)
(9)
(38)
(28)
Interest receivable
14
8
38
36
Other net income (expense)
1
(4)
(15)
(9)
Finance costs
(21)
(11)
(49)
(44)
Marked-to-market of debt financial instruments
5
1
6
-
Abnormal items
(19)
-
(19)
(10)
Profit before exceptional items
113
151
490
553
Amortisation of goodwill
(8)
(7)
(29)
(28)
Impairment of mining assets
2
(35)
(44)
-
Profit (loss) on disposal of assets and subsidiaries
3
-
10
(13)
Profit on disposal of investments
8
38
45
-
Termination of retirement benefit plans
-
-
-
-
Profit on ordinary activities before taxation
118
147
472
512
Taxation
3
(20)
(46)
(142)
(165)
Profit on ordinary activities after taxation
98
101
330
347
Minority interest
(4)
(4)
(17)
(15)
Minority interest in abnormal items
(1)
-
(1)
-
Net profit
93
97
312
332
Operating profit
159
176
622
650
(22)
(40)
(63)
(12)
Adjusted operating profit
137
136
559
638
Headline earnings
Net profit
93
97
312
332
Amortisation of goodwill
8
7
29
28
Impairment of mining assets
(2)
35
44
-
(Profit) loss on disposal of assets and subsidiaries
(3)
-
(10)
13
Profit on disposal of investments
(8)
(38)
(45)
-
Termination of retirement benefit plans
-
-
-
-
Taxation on exceptional items
3
1
(11)
(12)
3
Headline earnings
89
90
318
376
(27)
(41)
(69)
(12)
Deferred tax on unrealised non-hedge derivatives
3
13
18
33
4
75
67
282
368
Earnings per ordinary share (cents)
- Basic
42
44
140
150
- Diluted
42
43
139
149
- Headline
40
40
143
169
- Adjusted headline
34
30
127
166
Dividends ~
 - $m
220
325
- cents per share
99
146
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
~ Dividends are translated at actual rates on date of payment. The current year is an indicative rate only.
Unrealised non-hedge derivatives and marked-to-market of
debt financial instruments
Adjusted headline earnings
(1) Adjusted operating profit
The operating profit has been adjusted by the following to
arrive at adjusted operating profit:
Unrealised non-hedge derivatives
The net profit has been adjusted by the following to arrive at headline earnings:
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

GROUP BALANCE SHEET
As at
As at
As at
December
September
December
2003
2003
2002
SA Rand million
Reviewed
Unaudited
Audited
ASSETS
Non-current assets
Mining assets
18,427
17,711
19,555
Goodwill 2,749
2,735
3,210
Investments in associates 47 151 165
Other investments 62 174 197
AngloGold Environmental Rehabilitation Trust 352 297 275
Other non-current assets 667 551 466
Derivatives 630 563 549
22,934
22,182
24,417
Current assets
Inventories
2,050 1,781 1,848
Trade and other receivables 1,461 1,316 2,190
Cash and cash equivalents 3,367 3,765 3,544
Current portion of other non-current assets 59
62
3
Derivatives 2,515 2,762 1,996
9,452
9,686
9,581
TOTAL ASSETS
32,386
31,868
33,998
EQUITY AND LIABILITIES
Equity
Shareholders' equity
10,852
10,784
12,375
Minority interests 354 257 347
11,206
11,041
12,722
Non-current liabilities
Borrowings
5,383 5,758 7,219
Provisions 1,832 1,744 2,008
Deferred taxation 3,986 4,011 3,445
Derivatives 2,194 1,647 2,028
13,395
13,160
14,700
Current liabilities
Current portion of borrowings
2,340 2,264 719
Trade and other payables 2,339 2,049 2,145
Taxation 164 267 1,124
Derivatives 2,942 3,087 2,588
7,785
7,667
6,576
TOTAL EQUITY AND LIABILITIES
32,386
31,868
33,998
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

GROUP BALANCE SHEET
As at
As at
As at
December
September
December
2003
2003
2002
US Dollar million
Reviewed
Unaudited
Audited
ASSETS
Non-current assets
Mining assets
2,764
2,552
2,280
Goodwill 412 394 374
Investments in associates 7 22 19
Other investments 9 25 23
AngloGold Environmental Rehabilitation Trust 53 43 32
Other non-current assets 101 79 55
Derivatives 94 81 64
3,440
3,196
2,847
Current assets
Inventories
307 257 216
Trade and other receivables 219 190 255
Cash and cash equivalents 505 542 413
Current portion of other non-current assets 9
9
-
Derivatives 377 398 233
1,417
1,396
1,117
TOTAL ASSETS
4,857
4,592
3,964
EQUITY AND LIABILITIES
Equity
Shareholders' equity
1,628
1,555
1,443
Minority interests 53 37 40
1,681
1,592
1,483
Non-current liabilities
Borrowings
807 830 842
Provisions 275 251 234
Deferred taxation 598 578 402
Derivatives 329 237 236
2,009
1,896
1,714
Current liabilities
Current portion of borrowings
351 326 84
Trade and other payables 350 295 250
Taxation 25 38 131
Derivatives 441 445 302
1,167
1,104
767
TOTAL EQUITY AND LIABILITIES
4,857
4,592
3,964
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

GROUP CASH FLOW STATEMENT
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
SA Rand million
Unaudited
Unaudited
Reviewed
Audited
Cash flows from operating activities
Cash generated from operations
901 1,043 4,527 8,255
Interest received 84 46 245 331
Environmental and other expenditure (108) (41) (232) (169)
Dividends received from associates - - 9 19
Finance costs (80) (67) (291) (410)
Recoupment tax received: Free State assets - - 681 -
Recoupment tax paid: Free State assets - - (681) -
Taxation paid (101) (51) (780) (1,376)
Net cash inflow from operating activities
696
930
3,478
6,650
Cash flows from investing activities
Capital expenditure
(1,057) (661) (2,744) (2,842)
Proceeds from disposal of mining assets 19 5 38 11
Net proceeds from disposal of mines - - - 1,544
Proceeds - - - 1,813
Contractual obligations - - - (269)
Investments acquired (5) - (8) (355)
Proceeds from disposal of investments 72 351 423 1,829
Acquisition of subsidiary - - - (979)
Disposal of subsidiary - - 8 -
Loans advanced (122) (2) (133) (51)
Repayment of loans advanced 7 14 29 175
Net cash outflow from investing activities
(1,086)
(293)
(2,387)
(668)
Cash flows from financing activities
Proceeds from issue of share capital
22 21 63 156
Share issue expenses - (1) (2) (116)
Proceeds from borrowings 347 2,182 2,678 8,599
Repayment of borrowings (460) (366) (1,241) (9,789)
Dividends paid (35) (882) (2,476) (2,821)
Net cash (outflow) inflow from financing activities
(126)
954
(978)
(3,971)
Net (decrease) increase in cash and cash equivalents
(516) 1,591 113 2,011
Cash in the subsidiary acquired 58 - 58 -
Translation 60 (156) (348) (751)
Opening cash and cash equivalents 3,765 2,330 3,544 2,284
Closing cash and cash equivalents
3,367
3,765
3,367
3,544
Cash generated from operations
Profit on ordinary activities before taxation
790 1,090 3,546 5,331
Adjusted for:
Non-cash movements
(63) (97) (252) (187)
Movement on non-hedge derivatives (98) (337) (449) (132)
Amortisation of mining assets 455 391 1,739 2,566
Interest receivable (94) (56) (285) (373)
Other net income (expense) (1) (3) 85 (6)
Finance costs 145 77 363 464
Abnormal items 122 - 122 -
Amortisation of goodwill 52 54 221 293
Impairment of mining assets (20) 252 327 -
Profit on disposal of investments (51) (280) (331) -
(Profit) loss on disposal of assets and subsidiaries (19) - (75) 92
Termination of retirement benefit plans - - - (2)
Movement in working capital (317) (48) (484) 209
901
1,043
4,527
8,255
Movement in working capital:
(Increase) decrease in trade and other receivables
(135) 207 57 488
(Increase) decrease in inventories (219) (1) (165) 85
Increase (decrease) in trade and other payables 37 (254) (376) (364)
(317)
(48)
(484)
209
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

GROUP CASH FLOW STATEMENT
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
US Dollar million
Unaudited
Unaudited
Reviewed
Audited
Cash flows from operating activities
Cash generated from operations
136 145 592 758
Interest received 13 6 33 32
Environmental and other expenditure (15) (5) (31) (16)
Dividends received from associates - - 1 2
Finance costs (13) (9) (40) (40)
Recoupment tax received: Free State assets - - 91 -
Recoupment tax paid: Free State assets - - (91) -
Taxation paid (20) (11) (102) (131)
Net cash inflow from operating activities
101
126
453
605
Cash flows from investing activities
Capital expenditure
(148) (88) (363) (271)
Proceeds from disposal of mining assets 3 1 6 1
Net proceeds from disposal of mines - - - 140
Proceeds - - - 164
Contractual obligations - - - (24)
Investments acquired (1) - (1) (34)
Proceeds from disposal of investments 11 45 56 158
Acquisition of subsidiary - - - (97)
Disposal of subsidiary - - 1 -
Loans advanced (16) - (19) (5)
Repayment of loans advanced 1 1 4 17
Net cash outflow from investing activities
(150)
(41)
(316)
(91)
Cash flows from financing activities
Proceeds from issue of share capital
4 3 10 18
Share issue expenses - - - (11)
Proceeds from borrowings 48 296 362 798
Repayment of borrowings (65) (48) (165) (912)
Dividends paid (5) (119) (314) (260)
Net cash (outflow) inflow from financing activities
(18)
132
(107)
(367)
Net (decrease) increased in cash and cash equivalents
(67) 217 30 147
Cash in the subsidiary acquired 9 - 9 -
Translation 21 14 53 75
Opening cash and cash equivalents 542 311 413 191
Closing cash and cash equivalents
505
542
505
413
Cash generated from operations
Profit on ordinary activities before taxation
118 147 472 512
Adjusted for:
Non-cash movements
(9) (13) (34) (17)
Movement on non-hedge derivatives (17) (45) (65) (16)
Amortisation of mining assets 68 53 232 245
Interest receivable (14) (8) (38) (36)
Other net income (expense) - (2) 10 (1)
Finance costs 21 11 49 44
Abnormal items 19 - 19 -
Amortisation of goodwill 8 7 29 28
Impairment of mining assets (2) 35 44 -
Profit on disposal of investments (8) (38) (45) -
(Profit) loss on disposal of assets and subsidiaries (3) - (10) 8
Termination of retirement benefit plans - - - -
Movement in working capital (45) (2) (71) (9)
136
145
592
758
Movement in working capital:
(Increase) decrease in trade and other receivables
(28) 14 (53) (5)
(Increase) decrease in inventories (44) (19) (87) (54)
Decrease in trade and other payables 27 3 69 50
(45)
(2)
(71)
(9)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Ordinary share
Non -
Foreign
Other
capital and
distributable
currency
comprehensive
Retained
premium
reserves
translation
income
earnings
Total
SA Rand million
Balance at December 2001
8,140
143
2,999
(1,057)
3,132
13,357
Movements on other comprehensive income
(728)
(728)
Net profit
3,444
3,444
Dividends paid
(2,728)
(2,728)
Ordinary shares issued
1,467
1,467
Transfer from non-distributable reserves
(5)
5
-
Translation
(2,640)
202
-
(2,438)
Balance at December 2002
9,607
138
359
(1,583)
3,853
12,375
Movements on other comprehensive income
(678)
(678)
Net profit
2,331
2,331
Dividends paid
(2,337)
(2,337)
Ordinary shares issued
61
61
Transfer from non-distributable reserves
-
-
-
Translation
(1,115)
214
1
(900)
Balance at December 2003
9,668
138
(755)
(2,047)
3,848
10,852
US Dollar million
Balance at December 2001
681
12
250
(88)
262
1,117
Movements on other comprehensive income
(74)
-
(74)
Net profit
332
332
Dividends paid
(251)
(251)
Ordinary shares issued
140
140
Transfer from non-distributable reserves
(1)
1
-
Translation
299
5
(207)
(23)
105
179
Balance at December 2002
1,120
16
43
(185)
449
1,443
Movements on other comprehensive income
(95)
(95)
Net profit
312
312
Dividends paid
(296)
(296)
Ordinary shares issued
10
10
Transfer from non-distributable reserves
-
-
-
Translation
320
5
156
(27)
(112)
254
Balance at December 2003
1,450
21
113
(307)
577
1,628
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

1. Basis of preparation
The financial statements have been prepared in accordance with the historic cost convention, except for certain financial instruments, which have been stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

The summarised group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African Generally Accepted Accounting Practices (SA GAAP), in compliance with the Listings Requirements of the JSE Securities Exchange South Africa (JSE) and in the manner required by the South African Companies Act, 1973 for the preparation of interim financial information. Accordingly, the financial statements do not include all the information and disclosures required by IFRS, SA GAAP and in the manner required by the South African Companies Act, 1973 for annual consolidated financial statements.

2. Cost of sales
SA Rand million US Dollar million
Quarter ended Year ended Quarter ended Year ended
Dec
2003
Unaudited
Sept
2003
Unaudited
Dec
2003
Reviewed
Dec
2002
Audited
Dec
2003
Unaudited
Sept
2003
Unaudited
Dec
2003
Reviewed
Dec
2002
Audited
Cash operating costs 2,271            2,395            9,473            9,812                337                324           1,260               939
Other cash costs 61 60 255 291 9 8 34 28
Total cash costs 2,332 2,455 9,728 10,103                346                332 1,294                967
Retrenchment costs 15                   7 27                 30                    2                    1                 4                    3
Rehabilitation and other non-
cash costs
33 17 97 119 5 2 13 12
Production costs 2,380 2,479 9,852 10,252                 353                335 1,311               982
Amortisation of mining assets 455 391 1,739 2,566 68 53 232 245
Total production costs 2,835 2,870 11,591 12,818                 421               388 1,543 1,227
Inventory change (14) (49) (133) (268) (2) (7) (17) (24)
2,821            2,821
11,458
12,550                 419              381
1,526
1,203
3. Taxation
SA Rand million US Dollar million
Quarter ended Year ended Quarter ended Year ended
Dec
2003
Unaudited
Sept
2003
Unaudited
Dec
2003
Reviewed
Dec
2002
Audited
Dec
2003
Unaudited
Sept
2003
Unaudited
Dec
2003
Reviewed
Dec
2002
Audited
Normal taxation 55                 93 545 1,315                    8                 13                 69                 124
Deferred taxation 167                192              578               293                  25                 26                 79                   39
Deferred tax on unrealised
non-hedge derivatives
87 130 230 35 13 18 33 4
Taxation on abnormal item (179) (179) 47 (27) (27) (5)
Taxation on exceptional items 12 (81) (94) 40 1 (11) (12) 3
142               334
1,080
1,730                   20                46
142                165
NOTES
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

4. Shares
31 December
2003
30 September
2003
31 December
2002
Shares in issue:
Ordinary shares
223,136,342 222,946,842 222,622,022
A redeemable preference shares 2,000,000 2,000,000 2,000,000
B redeemable preference shares 778,896 778,896 778,896
Weighted average number of ordinary shares for the year:
Basic
222,836,574 222,772,159 221,883,567
Diluted 223,717,575 223,817,499 222,899,926
During the quarter, 189,500 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and the
Acacia Employee Option Plan. All the preference shares are held by a wholly-owned subsidiary company.
5. Capital commitments
Orders placed and outstanding on capital contracts at the prevailing rate of exchange:
SA Rand million US Dollar million
31 December
2003
30 September
2003
31 December
2002
31 December
2003
30 September
2003
31 December
2002
650                                 864                                 918                                     98                                 118                                 107
6. Exchange rates
31 December 2003 30 September
2003
31 December 2002
Rand/US dollar average for the year 7.55 7.82 10.48
Rand/US dollar average for the quarter 6.74 7.40 9.62
Rand/US dollar closing 6.67 6.94 8.58
Rand/Australian dollar average for the year 4.90 4.94 5.70
Rand/Australian dollar average for the quarter 4.82 4.88 5.37
Rand/Australian dollar closing 5.02 4.73 4.80
7. Attributable interest
Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.
8. Announcements: Since the previous quarterly report, AngloGold has made the following announcements:
8.1
Further to the announcements regarding the proposed merger of AngloGold and Ashanti Goldfields Company  Limited made by AngloGold on 16 May, 13 June, 4 August, 22 September, 23 September, 15 October, 29 October and 30 October, AngloGold announced on 12 December 2003, the terms and conditions of the Support Deed entered into with the Government of Ghana, whereby the Government agreed to vote its shares in Ashanti in favour of the merger, as well as the definitive terms of a Stability Agreement to be entered into with the Government concerning certain fiscal and regulatory undertakings in its role as regulator of Ashanti. At this time, the previous cautionary announcement was withdrawn.
8.2
On 14 November 2003, AngloGold announced that it had entered into an agreement with Greater Pacific Gold  Limited, for the sale of its Union Reefs Gold Mine at Pine Creek, which closed in October 2003, together with the associated assets and tenements. The agreed staged purchase consideration for these assets is A$6.2m.
8.3
On 24 November 2003, AngloGold announced the terms and conditions for the sale of the Western Tanami  Project to Tanami Gold NL for a staged payment of A$9m, the receipt of 25mTanami Gold NL shares and the payment of a royalty, based on production. The effective date of sale has not yet been finalised.
Copies of the detailed announcements are available on the AngloGold website: www.anglogold.com.

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

9. Dividend
The directors have declared a Final Dividend No. 95 of 335 (Final Dividend No. 93: 675) South African cents per ordinary share for the year ended 31 December 2003. In compliance with the requirements of STRATE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs) Each CDI represents one-fifth of an ordinary share.
2004
Currency conversion date for UK pounds and Australian dollars Thursday, 5 February
Last date to trade ordinary shares cum dividend Friday, 13 February
Last date to register transfers of certificated securities cum dividend Friday, 13 February
Ordinary shares trade ex dividend Monday, 16 February
Record date Friday, 20 February
Payment date Friday, 27 February
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 16 February 2004 and Friday, 20 February 2004, both days inclusive, no transfers between the South African, United Kingdom and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2004
Ex dividend on New York Stock Exchange Wednesday, 18 February
Record date Friday, 20 February
Approximate date for currency conversion Friday, 27 February
Approximate payment date of dividend Tuesday, 9 March
Assuming an exchange rate of R7.04/$1, the dividend payable on an ADS is equivalent to 48 US cents. This compares with the final dividend of 82.12 US cents per ADS paid on 10 March 2003. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
10.
The group financial statements for the quarter and year ended 31 December 2003 were authorised for issue in  accordance with a resolution of the directors passed on 28 January 2004. AngloGold is a limited liability company incorporated in the Republic of South Africa.
11.
The results have been reviewed by AngloGold's auditors, Ernst & Young Registered Accountants and Auditors,  Chartered Accountants (SA), and their unmodified review opinion is available for inspection at AngloGold's registered office in South Africa.
By order of the board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
29 January 2004
  ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

SEGMENTAL REPORTING
for the quarter and year ended 31 December 2003
SA Rand million
US Dollar million
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Unaudited
Unaudited
Reviewed
Audited
Unaudited
Unaudited
Reviewed
Audited
1.
Gold income
South Africa
2,245
2,292
8,845
9,718
333
310
1,179
930
East and West Africa
618
621
2,536
3,428
92
84
338
329
North America
158
163
981
1,581
24
22
128
152
South America
413
380
1,715
2,032
61
51
227
195
Australia
251
279
1,187
1,613
37
38
157
155
3,685
3,735
15,264
18,372
547
505
2,029
1,761
2.
Adjusted operating profit
1
South Africa
526
602
2,419
4,102
77
82
320
389
East and West Africa
186
210
881
1,343
28
28
116
129
North America
-
20
6
17
-
3
2
3
South America
146
141
712
878
22
19
93
84
Australia
68
31
211
343
10
4
28
33
926
1,004
4,229
6,683
137
136
559
638
3.
Cash operating profit
2
South Africa
674
705
2,853
4,729
100
95
379
450
East and West Africa
293
310
1,279
1,988
44
42
170
190
North America
63
81
361
631
9
12
47
61
South America
235
226
1,080
1,315
35
30
142
126
Australia
116
73
395
586
17
10
53
56
1,381
1,395
5,968
9,249
205
189
791
883
4.
Capital expenditure
South Africa
836
408
1,860
1,168
116
54
246
112
East and West Africa
42
58
200
287
6
8
26
27
North America
14
56
201
776
3
8
27
74
South America
94
101
324
283
13
13
43
27
Australia
71
38
159
328
10
5
21
31
1,057
661
2,744
2,842
148
88
363
271
5.
Total assets
South Africa
16,260
14,262
2,439
1,663
East and West Africa
4,940
6,661
741
777
North America
2,796
3,756
419
438
South America
3,933
4,965
590
579
Australia
4,457
4,354
668
507
32,386
33,998
4,857
3,964
6.
Gold production
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
South Africa 25,660 26,265 102,053 106,106 825 844 3,281 3,412
East and West Africa 7,720 7,699 30,509 33,754 248 248 981 1,085
North America 2,374 2,065 12,141 14,371 76 66 390 462
South America 4,421 3,866 16,540 14,854 142 124 532 478
Australia 3,035 3,345 13,425 15,626 98 108 432 502
43,210
43,240
174,668
184,711
1,389
1,390
5,616
5,939
1
Operating profit excluding unrealised non-hedge derivatives.
2
Adjusted operating profit plus amortisation of mining assets.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
kg
oz (000)
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA REGION
810
404
1,819
1,111
111
54
242
106
Vaal River
Great Noligwa Mine 59 45 164 121 8 6 22 11
Kopanang Mine 34 14 87 89 5 2 12 8
Tau Lekoa Mine 21 11 49 16 3 2 7 1
Moab Khotsong 142 139 503 376 20 18 67 36
Ergo
- - - 2 - - - -
West Wits
Mponeng Mine 121 121 417 332 17 16 55 33
Savuka Mine 33 40 106 60 5 5 14 6
TauTona Mine 400 34 493 115 53 5 65 11
EAST AND WEST AFRICA REGION
43
57
200
287
6
8
26
27
Geita - Attributable 50% 21 22 75 92 3 3 10 9
Morila - Attributable 40% 7 10 36 70 1 1 4 7
Navachab 1 6 17 21 - 1 2 2
Sadiola - Attributable 38% 11 4 29 67 2 1 4 6
Yatela - Attributable 40% 3 15 43 37 - 2 6 3
NORTH AMERICA REGION
14
56
201
788
3
8
27
74
Cripple Creek & Victor J.V. 14 56 181 706 3 8 24 66
Jerritt Canyon J.V. - Attributable 70% - - 18 80 - - 3 8
Minorities and exploration - - 2 2 - - - -
SOUTH AMERICA REGION
94
101
324
283
13
13
43
27
Cerro Vanguardia - Attributable 92.50%
1
17 32 72 25 2 4 10 2
Morro Velho 57 53 192 173 8 7 25 17
Serra Grande - Attributable 50% 9 6 25 32 1 1 3 3
Minorities and exploration 11 10 35 53 2 1 5 5
AUSTRALIA REGION
71
38
159
311
10
5
21
31
Sunrise Dam 67 37 148 258 9 5 20 26
Minorities and exploration 4 1 11 53 1 - 1 5
OTHER
25
5
41
62
5
-
4
6
ANGLOGOLD GROUP
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
1,057
661
2,744
2,842
148
88
363
271
1
Effective July 2002 (previously 46.25%)

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA REGION
1
25,660
26,265
102,053
106,106
Vaal River
Great Noligwa Mine
11.18 10.62 10.57 11.02 6,770 6,752 25,263 27,380
Kopanang Mine 7.42 7.40 7.07 7.23 3,867 4,119 15,449 15,874
Tau Lekoa Mine 4.04 4.06 4.24 4.45 2,492 2,449 10,010 9,675
Surface Operations 0.59 0.60 0.61 0.56 848 835 3,551 3,081
Ergo
0.21 0.19 0.20 0.25 1,597 1,407 6,313 8,215
West Wits
Mponeng Mine
8.85 8.81 8.96 8.63 3,696 4,055 15,517 14,498
Savuka Mine 5.71 5.49 5.81 7.07 1,304 1,376 5,825 7,331
TauTona Mine 12.21 13.19 12.09 11.66 5,086 5,272 20,106 19,997
Surface Operations - - 0.88 9.26 - - 19 55
EAST AND WEST AFRICA REGION
7,720
7,699
30,509
33,754
Geita - Attributable 50% 5.26 3.83 3.60 3.62 3,635 2,745 10,280 9,005
Morila - Attributable 40% 4.41 7.55 7.56 11.96 1,487 2,483 9,878 13,083
Navachab 1.61 1.65 1.75 1.93 518 559 2,299 2,653
Sadiola - Attributable 38% 3.04 2.79 2.77 2.96 1,566 1,311 5,340 5,672
Yatela - Attributable 40%
2
2.22 2.34 2.84 3.60 514 601 2,712 3,341
NORTH AMERICA REGION
2,374
2,065
12,141
14,371
Cripple Creek & Victor J.V.
2
0.65 0.55 0.67 0.82 2,374 2,065 8,830 6,998
Jerritt Canyon J.V. - Attributable 70% - - 7.15 7.91 - - 3,311 7,373
SOUTH AMERICA REGION
4,421
3,866
16,540
14,854
Cerro Vanguardia - Attributable 92.50%
3
7.25 6.05 7.15 9.49 1,814 1,291 6,501 5,561
Morro Velho 6.87 6.48 6.66 6.71 1,899 1,822 7,092 6,380
Serra Grande - Attributable 50% 7.80 7.89 7.88 7.84 708 753 2,947 2,913
AUSTRALIA REGION
3,035
3,345
13,425
15,626
Boddington - - - - - - - 54
Sunrise Dam 3.03 2.98 3.12 3.49 2,889 2,652 11,122 11,892
Union Reefs 7.71 1.02 1.12 1.36 146 693 2,303 3,680
ANGLOGOLD GROUP
43,210
43,240
174,668
184,711
Underground Operations 8.24 8.18 8.03 8.27 25,527 26,380 104,741 111,017
Surface and Dump Reclamation 0.27 0.26 0.27 0.30 2,474 2,287 9,958 11,350
Open-pit Operations 3.92 3.24 3.43 3.80 12,321 11,907 48,427 52,005
Heap leach Operations
2
0.74 0.62 0.80 1.05 2,888 2,666 11,542 10,339
43,210
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
43,240
174,668
184,711
1
Yield excludes surface operations.
2
The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.
3
Effective July 2002 (previously 46.25%)

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA REGION
218
222
214
218
25,690
26,536
102,057
106,109
Vaal River
Great Noligwa Mine
242 240 224 246 6,775 6,821 25,266 27,379
Kopanang Mine 178 188 173 173 3,868 4,162 15,451 15,873
Tau Lekoa Mine 168 168 172 174 2,496 2,475 10,011 9,674
Surface Operations 593 640 640 399 850 844 3,553 3,080
Ergo
277 243 270 331 1,596 1,407 6,312 8,216
West Wits
Mponeng Mine
229 248 239 212 3,702 4,099 15,516 14,500
Savuka Mine 102 102 105 124 1,314 1,391 5,825 7,332
TauTona Mine 301 312 297 292 5,089 5,337 20,105 20,000
Surface Operations - - - - - - 18 55
EAST AND WEST AFRICA REGION
1,401
1,383
1,443
1,855
7,877
7,544
30,531
33,670
Geita - Attributable 50% 1,727 1,345 1,278 1,356 3,635 2,745 10,280 9,005
Morila - Attributable 40% 2,007 3,374 3,469 4,434 1,530 2,440 9,878 13,080
Navachab 439 424 493 626 579 464 2,263 2,653
Sadiola - Attributable 38% 2,270 1,925 1,954 2,664 1,580 1,242 5,353 5,633
Yatela - Attributable 40% 646 760 949 1,495 553 653 2,757 3,299
NORTH AMERICA REGION
2,458
2,080
2,149
1,979
2,303
2,065
12,069
14,363
Cripple Creek & Victor J.V. 2,458 2,080 2,261 1,856 2,303 2,065 8,758 6,998
Jerritt Canyon J.V. - Attributable 70% - - 1,899 2,110 - - 3,311 7,365
SOUTH AMERICA REGION
731
624
672
684
4,335
3,766
16,533
15,028
Cerro Vanguardia - Attributable 92.50%
1
1,134 853 1,077 1,640 1,652 1,292 6,443 5,675
Morro Velho 523 469 461 434 1,922 1,777 7,151 6,365
Serra Grande - Attributable 50% 863 939 926 932 761 697 2,939 2,988
AUSTRALIA REGION
2,322
2,425
2,311
2,437
2,998
3,348
13,397
15,628
Boddington - - - - - - - 75
Sunrise Dam 2,895 2,889 2,937 3,136 2,862 2,640 11,084 11,887
Union Reefs 905 2,151 1,572 1,928 136 708 2,313
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
3,666
ANGLOGOLD GROUP
329
326
327
341
43,203
43,259
174,587
184,798
1
Effective July 2002 (previously 46.25%)

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA REGION
60,784
61,657
61,011
53,146
67,512
66,285
65,933
60,450
Vaal River
Great Noligwa Mine
50,295 52,183 52,515 41,658 54,292 55,371 55,952 45,388
Kopanang Mine 64,281 62,189 64,164 55,001 69,216 65,960 68,223 61,158
Tau Lekoa Mine 74,058 75,407 70,702 64,234 92,666 79,712 78,459 75,954
Surface Operations 50,243 50,454 48,275 45,903 50,243 50,489 48,283 49,119
Ergo
79,185 97,163 84,455 61,810 81,384 104,856 90,242 73,051
West Wits
Mponeng Mine
63,437 59,039 59,536 59,504 73,902 68,562 68,686 76,922
Savuka Mine 117,763 115,931 108,219 82,111 131,244 122,651 114,283 86,729
TauTona Mine 45,014 47,096 46,790 44,465 49,016 49,989 49,836 48,125
Surface Operations - - 62,302 15,125 - - 62,302 15,125
EAST AND WEST AFRICA REGION
40,364
41,282
41,320
42,268
55,808
55,161
55,291
61,896
Geita - Attributable 50% 29,493 44,735 44,248 58,831 38,544 54,405 53,779 75,024
Morila - Attributable 40% 39,099 25,875 26,086 24,541 62,447 42,139 43,298 47,559
Navachab 75,347 71,907 65,782 49,265 87,787 75,214 70,801 54,138
Sadiola - Attributable 38% 48,008 46,315 50,450 54,603 62,869 61,346 65,940 80,873
Yatela - Attributable 40% 69,379 59,628 56,633 58,302 111,731 89,982 80,033 73,684
NORTH AMERICA REGION
44,693
54,189
54,960
74,710
68,645
76,546
81,318
111,396
Cripple Creek & Victor J.V. 43,794 51,696 47,992 62,509 66,764 75,156 74,864 103,042
Jerritt Canyon J.V. - Attributable 70% - - 69,686 84,466 - - 94,657 117,503
SOUTH AMERICA REGION
35,007
36,787
35,257
41,975
53,992
56,179
55,160
67,531
Cerro Vanguardia - Attributable 92.50%
1
29,971 41,121 34,630 34,384 57,735 72,220 63,100 67,362
Morro Velho 31,247 34,827 33,866 44,273 44,411 48,029 48,082 65,056
Serra Grande - Attributable 50% 28,362 26,026 26,241 33,967 38,570 38,624 39,323 53,584
AUSTRALIA REGION
51,494
59,010
59,172
65,056
67,964
72,127
73,996
82,926
Sunrise Dam 49,767 57,704 55,073 59,451 65,980 73,029 71,196 76,271
Union Reefs 39,413 57,143 68,358 75,630 39,470 57,172
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
71,320 92,248
ANGLOGOLD GROUP
53,846
56,311
55,442
54,037
65,128
65,502
65,703
68,241
1
Effective July 2002 (previously 46.25%)

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
SA Rand
Cash operating profit - Rm
2
Adjusted operating profit - Rm
3
SOUTH AFRICA REGION
657
701
2,799
4,743
517
607
2,398
4,135
Vaal River
Great Noligwa Mine
252 276 974 1,573 230 258 903 1,487
Kopanang Mine 92 118 401 665 75 105 347 591
Tau Lekoa Mine 39 41 193 330 (6) 32 122 235
Surface Operations 34 35 152 155 34 35 152 155
Ergo
3 (22) (17) 230 2 (22) (21) 213
West Wits
Mponeng Mine
88 110 435 568 51 73 299 322
Savuka Mine (59) (53) (146) 126 (59) (56) (156) 97
TauTona Mine 208 196 807 1,092 190 182 752 1,031
Surface Operations - - - 4 - - - 4
EAST AND WEST AFRICA REGION
288
305
1,252
1,936
182
205
854
1,293
Geita - Attributable 50% 157 92 334 353 126 67 242 214
Morila - Attributable 40% 59 138 574 1,023 28 100 411 723
Navachab 8 3 61 141 6 1 55 129
Sadiola - Attributable 38% 56 54 201 269 34 35 122 124
Yatela - Attributable 40% 8 18 82 150 (12) 2 24 103
NORTH AMERICA REGION
68
88
379
644
4
23
24
30
Cripple Creek & Victor J.V. 68 88 338 447 4 23 60 61
Jerritt Canyon J.V. - Attributable 70% - - 41 197 - - (36) (31)
SOUTH AMERICA REGION
211
183
915
1,107
135
113
605
747
Cerro Vanguardia - Attributable 92.50%
1
87 54 356 448 39 15 176 271
Morro Velho 86 88 380 427 66 66 289 300
Serra Grande - Attributable 50% 38 41 179 232 30 32 140 176
AUSTRALIA REGION
123
78
422
622
78
39
248
392
Boddington - - - 5 - - - 5
Sunrise Dam 123 62 389 544 78 23 217 351
Union Reefs - 16 33 73 - 16 31 36
OTHER
34
40
201
197
10
17
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
100
86
ANGLOGOLD GROUP
1,381
1,395
5,968
9,249
926
1,004
4,229
6,683
1
Effective July 2002 (previously 46.25%)
2
Adjusted operating profit plus amortisation of mining assets.
3
Operating profit excluding unrealised non-hedge derivatives.

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA REGION
1
825
844
3,281
3,412
Vaal River
Great Noligwa Mine
0.326 0.310 0.308 0.321 218 217 812 880
Kopanang Mine 0.217 0.216 0.206 0.211 124 132 497 511
Tau Lekoa Mine 0.118 0.119 0.124 0.130 80 79 322 311
Surface Operations 0.017 0.017 0.018 0.016 27 27 114 99
Ergo
0.006 0.006 0.006 0.007 51 45 203 264
West Wits
Mponeng Mine
0.258 0.257 0.261 0.252 119 130 499 466
Savuka Mine 0.167 0.160 0.169 0.206 42 44 187 236
TauTona Mine 0.356 0.385 0.353 0.340 164 170 646 643
Surface Operations - - 0.026 0.270 - - 1 2
EAST AND WEST AFRICA REGION
248
248
981
1,085
Geita - Attributable 50% 0.153 0.112 0.105 0.106 117 88 331 290
Morila - Attributable 40% 0.129 0.220 0.221 0.349 48 80 318 421
Navachab 0.047 0.048 0.051 0.056 16 18 73 85
Sadiola - Attributable 38% 0.089 0.081 0.081 0.086 50 42 172 182
Yatela - Attributable 40%
2
0.065 0.068 0.083 0.105 17 20 87 107
NORTH AMERICA REGION
76
66
390
462
Cripple Creek & Victor J.V.
2
0.019 0.016 0.020 0.024 76 66 283 225
Jerritt Canyon J.V. - Attributable 70% - - 0.209 0.231 - - 107 237
SOUTH AMERICA REGION
142
124
532
478
Cerro Vanguardia - Attributable 92.50%
3
0.212 0.176 0.208 0.277 58 41 209 179
Morro Velho 0.200 0.189 0.194 0.196 61 59 228 205
Serra Grande - Attributable 50% 0.228 0.230 0.230 0.229 23 24 95 94
AUSTRALIA REGION
98
108
432
502
Boddington - - - - - - - 2
Sunrise Dam 0.089 0.087 0.091 0.102 93 85 358 382
Union Reefs 0.225 0.030 0.033 0.040 5 23 74 118
ANGLOGOLD GROUP
1,389
1,390
5,616
5,939
Underground Operations 0.240 0.239 0.234 0.241 820 848 3,367 3,569
Surface and Dump Reclamation 0.008 0.008 0.008 0.009 80 73 320 365
Open-pit Operations 0.114 0.095 0.100 0.111 396 383 1,559 1,673
Heap leach Operations
2
0.021 0.018 0.023 0.031 93 86 370 332
1,389
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
1,390
5,616
5,939
1
Yield excludes surface operations.
2
The yield is calculated on gold placed into leach pad inventory / tons placed onto leach pad.
3
Effective July 2002 (previously 46.25%)

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA REGION
7.02
7.12
6.88
7.00
826
854
3,281
3,411
Vaal River
Great Noligwa Mine
7.79 7.71 7.22 7.91 218 219 812 880
Kopanang Mine 5.74 6.04 5.58 5.57 125 134 497 510
Tau Lekoa Mine 5.41 5.40 5.52 5.61 80 80 322 311
Surface Operations 19.06 20.59 20.58 12.83 27 27 114 99
Ergo
8.91 7.81 8.68 10.65 51 45 203 264
West Wits
Mponeng Mine
7.35 7.98 7.68 6.82 119 132 499 466
Savuka Mine 3.28 3.27 3.36 4.00 42 45 187 236
TauTona Mine 9.67 10.03 9.56 9.37 164 172 646 643
Surface Operations - - - - - - 1 2
EAST AND WEST AFRICA REGION
45.04
44.47
46.40
59.66
254
242
982
1,083
Geita - Attributable 50% 55.51 43.26 41.10 43.61 117 88 331 290
Morila - Attributable 40% 64.53 108.47 111.52 142.54 49 78 318 421
Navachab 14.12 13.65 15.86 20.12 19 15 72 85
Sadiola - Attributable 38% 72.99 61.89 62.82 85.66 51 40 172 181
Yatela - Attributable 40% 20.77 24.43 30.50 48.07 18 21 89 106
NORTH AMERICA REGION
79.03
66.87
69.10
63.61
74
66
388
462
Cripple Creek & Victor J.V. 79.03 66.87 72.68 59.68 74 66 282 225
Jerritt Canyon J.V. - Attributable 70% - - 61.07 67.85 - - 106 237
SOUTH AMERICA REGION
23.50
20.06
21.61
22.01
139
121
531
483
Cerro Vanguardia - Attributable 92.50%
1
36.47 27.44 34.63 52.73 53 42 207 182
Morro Velho 16.83 15.09 14.82 13.94 62 57 230 205
Serra Grande - Attributable 50% 27.74 30.19 29.77 29.97 24 22 94 96
AUSTRALIA REGION
74.65
77.97
74.29
78.36
96
108
431
502
Boddington - - - - - - - 2
Sunrise Dam 93.07 92.90 94.42 100.83 92 85 357 382
Union Reefs 29.10 69.15 50.54 61.98 4 23 74 118
ANGLOGOLD GROUP
10.58
10.48
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
10.51
10.97
1,389
1,391
5,613
5,941
1
Effective July 2002 (previously 46.25%)

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA REGION
281
259
253
158
312
279
274
180
Vaal River
Great Noligwa Mine
232 219 218 124 251 233 233 135
Kopanang Mine 297 261 266 165 319 277 283 183
Tau Lekoa Mine 342 317 294 192 430 335 328 227
Surface Operations 232 212 200 137 232 212 200 146
Ergo
365 408 349 184 376 441 373 218
West Wits
Mponeng Mine
293 248 247 178 341 288 285 230
Savuka Mine 544 487 448 245 606 515 474 258
TauTona Mine 208 198 194 132 226 210 207 143
Surface Operations - - 255 46 - - 255 46
EAST AND WEST AFRICA REGION
187
174
171
126
259
232
230
184
Geita - Attributable 50% 136 188 183 175 178 229 223 223
Morila - Attributable 40% 182 109 108 74 290 177 179 142
Navachab 349 303 274 147 407 317 296 162
Sadiola - Attributable 38% 223 195 210 163 292 258 275 241
Yatela - Attributable 40% 322 250 235 175 519 378 334 221
NORTH AMERICA REGION
207
227
223
222
318
320
329
330
Cripple Creek & Victor J.V. 203 217 199 187 310 315 310 306
Jerritt Canyon J.V. - Attributable 70% - - 270 249 - - 366 348
SOUTH AMERICA REGION
162
155
147
126
250
236
229
202
Cerro Vanguardia - Attributable 92.50%
1
138 173 143 104 267 303 261 203
Morro Velho 144 146 141 131 205 202 199 193
Serra Grande - Attributable 50% 131 109 109 100 178 162 163 158
AUSTRALIA REGION
238
248
243
193
314
303
304
246
Sunrise Dam 230 242 228 177 305 307 295 227
Union Reefs 179 240 272 224 179 240 283
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
273
ANGLOGOLD GROUP
249
237
229
161
301
275
272
203
1
Effective July 2002 (previously 46.25%)

KEY OPERATING RESULTS
PER REGION & OPERATION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
US Dollar
Cash operating profit - $m
2
Adjusted operating profit - $m
3
SOUTH AFRICA REGION
96
94
370
451
76
82
317
392
Vaal River
Great Noligwa Mine
37 37 131 149 34 35 121 141
Kopanang Mine 13 16 53 63 11 14 46 56
Tau Lekoa Mine 6 5 25 32 (1) 4 15 23
Surface Operations 5 5 20 15 5 5 20 15
Ergo
- (3) (3) 22 - (3) (3) 20
West Wits
Mponeng Mine
13 15 57 54 8 10 39 30
Savuka Mine (9) (8) (20) 12 (9) (8) (21) 9
TauTona Mine 31 27 107 104 28 25 100 98
Surface Operations - - - - - - - -
EAST AND WEST AFRICA REGION
42
42
167
185
27
29
113
124
Geita - Attributable 50% 23 12 46 33 19 9 34 20
Morila - Attributable 40% 9 19 75 99 4 14 53 70
Navachab 1 - 8 13 1 - 7 12
Sadiola - Attributable 38% 8 8 27 25 5 5 16 12
Yatela - Attributable 40% 1 3 11 15 (2) 1 3 10
NORTH AMERICA REGION
10
12
50
62
1
3
3
3
Cripple Creek & Victor J.V. 10 12 45 43 1 3 8 6
Jerritt Canyon J.V. - Attributable 70% - - 5 19 - - (5) (3)
SOUTH AMERICA REGION
32
24
120
107
21
15
79
73
Cerro Vanguardia - Attributable 92.50%
1
14 7 47 44 7 2 23 27
Morro Velho 12 12 49 41 9 9 37 29
Serra Grande - Attributable 50% 6 5 24 22 5 4 19 17
AUSTRALIA REGION
19
10
56
57
12
5
33
36
Boddington - - - - - - - -
Sunrise Dam 19 8 52 51 12 3 29 33
Union Reefs - 2 4 6 - 2 4 3
OTHER
6
7
28
21
-
2
14
10
ANGLOGOLD GROUP
205
189
791
883
137
136
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
559
638
1
Effective July 2002 (previously 46.25%)
2
Adjusted operating profit plus amortisation of mining assets.
3
Operating profit excluding unrealised non-hedge derivatives.

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2003
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width cm
g/t
cm.g/t
kg/t
cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,379 622 99.4 19.98 1,986 1.04 103.23
Kopanang Mine
Vaal reef
6,998 1,024 12.1 166.36 2,013 5.56 67.33
"C" reef - - - - - - -
Tau Lekoa Mine
Denny's Reef
- - - - - - -
Ventersdorp Contact reef 4,343 850 77.5 8.88 688 0.12 9.22
Moab Khotsong Mine
Vaal reef
2,560 14 101.9 19.78 2,016 - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef
157 - - - - - -
Carbon Leader reef 4,215 42 18.0 62.11 1,118 0.12 2.11
Savuka Mine
Ventersdorp Contact reef
728 - - - - - -
Carbon Leader reef 1,270 142 61.0 36.70 2,239 0.01 0.32
Mponeng Mine
Ventersdorp Contact reef
5,034 362 67.4 30.73 2,071 - -
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width inches
oz/t
ft.oz/t
lb/t
ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
14,367 2,041 39.13 0.58 1.90 2.08 6.78
Kopanang Mine
Vaal reef
22,960 3,360 4.76 4.85 1.92 11.12 4.41
"C" reef - - - - - - -
Tau Lekoa Mine
Denny's Reef
- - - - - - -
Ventersdorp Contact reef 14,248 2,789 30.51 0.26 0.66 0.24 0.61
Moab Khotsong Mine
Vaal reef
8,399 46 40.12 0.58 1.94 - -
WEST WITS
TauTona Mine
Ventersdorp Contact reef
513 - - - - - -
Carbon Leader reef 13,829 138 7.09 1.81 1.07 0.24 0.14
Savuka Mine
Ventersdorp Contact reef
2,389 - - - - - -
Carbon Leader reef 4,168 466 24.02 1.07 2.14 0.02 0.04
Mponeng Mine
Ventersdorp Contact reef
16,515
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
1,188 26.54 0.90 1.99 - -

SHAFT SINKING
Quarter ended
Year ended
December
September
December
December
2003
2003
2003
2002
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance - - - 69
Depth to date (below collar) 3,112 3,112 3,112 3,112
Rock / ventilation sub-vertical shaft
Depth to date 939 939 939 939
Station cutting - - - -
MPONENG MINE
Sub Shaft 1
Depth to date 1,209 1,209 1,209 1,209
Sub Shaft Vent Shaft Deepening
Advance - - - -
Depth to date 27 27 27 27
Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance - - - 227
Depth to date (below collar) 10,210 10,210 10,210 10,210
Rock / ventilation sub-vertical shaft
Depth to date 3,080 3,080 3,080 3,080
Station cutting - - - -
MPONENG MINE
Sub Shaft 1
Depth to date 3,965 3,965 3,965 3,965
Sub Shaft Vent Shaft Deepening
Advance -
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
- - -
Depth to date 89 89 89 89

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
GREAT NOLIGWA MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m / - 000 ft 122 109 433 430 1,308 1,168 4,665 4,632
Milled - 000 tonnes / - 000 tons 605 636 2,389 2,484 667 701 2,634 2,739
Yield - g / t / - oz / t 11.18 10.62 10.57 11.02 0.326 0.310 0.308 0.321
Gold produced - kg / - oz (000) 6,770 6,752 25,263 27,380 218 217 812 880
Gold sold - kg / - oz (000) 6,775 6,821 25,266 27,379 218 219 812 880
Price received - R / kg / - $ / oz - sold 89,762 91,365 90,916 98,877 414 384 379 293
Total cash costs - R / - $ - ton milled 562 554 555 459 76 68 67 40
- R / kg / - $ / oz - produced 50,295 52,183 52,515 41,658 232 219 218 124
Total production costs - R / kg / - $ / oz - produced 54,292 55,371 55,952 45,388 251 233 233 135
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 274 291 274 276 8.81 9.35 8.80 8.88
Actual - g / - oz 242 240 224 246 7.79 7.71 7.22 7.91
Target - m / - ft 4.18 4.33 4.06 3.85 45.04 46.56 43.72 41.40
Actual - m / - ft 4.35 3.85 3.85 3.87 46.80 41.47 41.45 41.65
FINANCIAL RESULTS (MILLION)
Gold income
593 590 2,189 2,496 88 80 293 238
Cost of sales 379 365 1,394 1,221 56 48 187 116
Cash operating costs 338 350 1,315 1,131 51 47 176 108
Other cash costs 3 3 11 10 - - 1 1
Total cash costs 341 353 1,326 1,141 51 47 177 109
Retrenchment costs 2 - 3 4 - - - -
Rehabilitation and other non-cash costs 3 3 13 13 - - 2 1
Production costs 346 356 1,342 1,158 51 47 179 110
Amortisation of mining assets 22 18 71 86 3 2 10 8
Inventory change 11 (9) (19) (23) 2 (1) (2) (2)
214 225 795 1,275 32 32 106 122
Realised non-hedge derivatives 16 33 108 212 2 3 15 19
Adjusted operating profit 230 258 903 1,487 34 35 121 141
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Capital expenditure 59 45 164 121 8 6 22 11

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
KOPANANG MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m / - 000 ft 120 125 481 457 1,295 1,347 5,180 4,919
Milled - 000 tonnes / - 000 tons 521 556 2,184 2,195 574 613 2,408 2,420
Yield - g / t / - oz / t 7.42 7.40 7.07 7.23 0.217 0.216 0.206 0.211
Gold produced - kg / - oz (000) 3,866 4,119 15,449 15,874 124 132 497 511
Gold sold - kg / - oz (000) 3,868 4,162 15,451 15,873 125 134 497 510
Price received - R / kg / - $ / oz - sold 89,970 91,511 91,098 98,837 415 385 378 295
Total cash costs - R / - $ - ton milled 476 460 454 398 64 56 55 35
- R / kg / - $ / oz - produced 64,281 62,189 64,164 55,001 297 261 266 165
Total production costs - R / kg / - $ / oz - produced 69,216 65,960 68,223 61,158 319 277 283 183
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 178 184 177 176 5.71 5.90 5.69 5.65
Actual - g / - oz 178 188 173 173 5.74 6.04 5.58 5.57
Target - m / - ft 5.32 5.53 5.34 4.85 57.23 59.53 57.46 52.21
Actual - m / - ft 5.55 5.71 5.40 4.99 59.79 61.44 58.17 53.68
FINANCIAL RESULTS (MILLION)
Gold income
339 360 1,342 1,456 50 49 179 140
Cost of sales 274 276 1,061 978 40 37 142 95
Cash operating costs 246 254 982 866 37 34 131 83
Other cash costs 2 2 9 7 - - 1 1
Total cash costs 248 256 991 873 37 34 132 84
Retrenchment costs 1 - 2 6 - - - 1
Rehabilitation and other non-cash costs 2 2 7 18 - - 1 2
Production costs 251 258 1,000 897 37 34 133 87
Amortisation of mining assets 17 13 54 74 2 2 7 7
Inventory change 6 5 7 7 1 1 2 1
65 84 281 478 10 12 37 45
Realised non-hedge derivatives 10 21 66 113 1 2 9 11
Adjusted operating profit 75 105 347 591 11 14 46 56
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Capital expenditure 34 14 87 89 5 2 12 8

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
TAU LEKOA MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m / - 000 ft 102 105 414 410 1,101 1,128 4,462 4,415
Milled - 000 tonnes / - 000 tons 617 602 2,363 2,174 680 664 2,605 2,396
Yield - g / t / - oz / t 4.04 4.06 4.24 4.45 0.118 0.119 0.124 0.130
Gold produced - kg / - oz (000) 2,492 2,449 10,010 9,675 80 79 322 311
Gold sold - kg / - oz (000) 2,496 2,475 10,011 9,674 80 80 322 311
Price received - R / kg / - $ / oz - sold 89,540 91,566 90,917 98,962 413 385 376 296
Total cash costs - R / - $ - ton milled 299 307 299 286 40 38 36 25
- R / kg / - $ / oz - produced 74,058 75,407 70,702 64,234 342 317 294 192
Total production costs - R / kg / - $ / oz - produced 92,666 79,712 78,459 75,954 430 335 328 227
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 179 181 177 187 5.77 5.81 5.69 6.02
Actual - g / - oz 168 168 172 174 5.41 5.40 5.52 5.61
Target - m / - ft 7.52 7.63 7.45 7.81 80.97 82.15 80.24 84.03
Actual - m / - ft 6.91 7.19 7.11 7.40 74.34 77.41 76.58 79.62
FINANCIAL RESULTS (MILLION)
Gold income
218 214 868 888 32 29 116 86
Cost of sales 229 194 788 722 34 26 106 69
Cash operating costs 183 183 702 617 27 25 94 59
Other cash costs 2 1 6 4 - - 1 -
Total cash costs 185 184 708 621 27 25 95 59
Retrenchment costs - 1 2 6 - - - 1
Rehabilitation and other non-cash costs 1 1 5 12 - - 1 1
Production costs 186 186 715 639 27 25 96 61
Amortisation of mining assets 45 9 71 95 7 1 10 9
Inventory change (2) (1) 2 (12) - - - (1)
(11) 20 80 166 (2) 3 10 17
Realised non-hedge derivatives 5 12 42 69 1 1 5 6
Adjusted operating profit (6) 32 122 235 (1) 4 15
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
23
Capital expenditure 21 11 49 16 3 2 7 1

SOUTH AFRICA REGION
VAAL RIVER
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,432 1,392 5,859 5,536 1,579 1,534 6,458 6,102
Yield - g / t / - oz / t 0.59 0.60 0.61 0.56 0.017 0.017 0.018 0.016
Gold produced - kg / - oz (000) 848 835 3,552 3,081 27 27 114 99
Gold sold - kg / - oz (000) 850 844 3,553 3,080 27 27 114 99
Price received - R / kg / - $ / oz - sold 90,297 91,637 91,148 99,121 416 384 375 294
Total cash costs - R / - $ - ton milled 29 30 29 26 4 4 4 2
- R / kg / - $ / oz - produced 50,243 50,454 48,275 45,903 232 212 200 137
Total production costs - R / kg / - $ / oz - produced 50,243 50,489 48,283 49,119 232 212 200 146
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 334 323 325 410 10.75 10.38 10.45 13.19
Actual - g / - oz 593 640 640 399 19.06 20.59 20.58 12.83
FINANCIAL RESULTS (MILLION)
Gold income
74 72 309 282 11 10 41 27
Cost of sales 42 42 172 150 6 6 23 15
Cash operating costs 42 42 172 141 6 6 23 14
Other cash costs - - - - - - - -
Total cash costs 42 42 172 141 6 6 23 14
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - 10 - - - 1
Production costs 42 42 172 151 6 6 23 15
Amortisation of mining assets - - - - - - - -
Inventory change - - - (1) - - - -
32 30 137 132 5 4 18 12
Realised non-hedge derivatives 2 5 15 23 - 1 2 3
Adjusted operating profit 34 35 152 155 5 5 20 15
Moab Khotsong
Capital expenditure 142 139 503 376 20 18 67 36

ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM

SOUTH AFRICA REGION
ERGO
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
ERGO
SURFACE AND DUMP RECLAMATION
Material treated
- 000 tonnes / - 000 tons 7,598 7,249 30,905 32,824 8,375 7,990 34,067 36,182
Yield - g / t / - oz / t 0.21 0.19 0.20 0.25 0.006 0.006 0.006 0.007
Gold produced - kg / - oz (000) 1,597 1,407 6,313 8,215 51 45 203 264
Gold sold - kg / - oz (000) 1,596 1,407 6,312 8,216 51 45 203 264
Price received - R / kg / - $ / oz - sold 85,464 85,801 87,078 99,093 395 361 360 294
Total cash costs - R / - $ - ton treated 17 19 17 15 2 2 2 1
- R / kg / - $ / oz - produced 79,185 97,163 84,455 61,810 365 408 349 184
Total production costs - R / kg / - $ / oz - produced 81,384 104,856 90,242 73,051 376 441 373 218
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 305 278 283 290 9.80 8.95 9.09 9.34
Actual - g / - oz 277 243 270 331 8.91 7.81 8.68 10.65
FINANCIAL RESULTS (MILLION)
Gold income
139 122 547 753 21 17 73 72
Cost of sales 134 142 570 601 21 18 76 57
Cash operating costs 126 136 531 504 20 18 72 48
Other cash costs - 1 2 3 - - - -
Total cash costs 126 137 533 507 20 18 72 48
Retrenchment costs 1 - 2 3 - - - -
Rehabilitation and other non-cash costs 1 10 31 73 - 1 4 7
Production costs 128 147 566 583 20 19 76 55
Amortisation of mining assets 1 - 4 17 - - - 2
Inventory change 5 (5) - 1 1 (1) - -
5 (20) (23) 152 - (1) (3) 15
Realised non-hedge derivatives (3) (2) 2 61 - (2) - 5
Adjusted operating profit 2 (22) (21) 213 - (3) (3) 20
Capital expenditure - - - 2 - - - -

SOUTH AFRICA REGION
WEST WITS
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
MPONENG MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m / - 000 ft 84 89 336 308 900 955 3,620 3,312
Milled - 000 tonnes / - 000 tons 418 460 1,733 1,679 460 507 1,910 1,851
Yield - g / t / - oz / t 8.85 8.81 8.96 8.63 0.258 0.257 0.261 0.252
Gold produced - kg / - oz (000) 3,696 4,055 15,517 14,498 119 130 499 466
Gold sold - kg / - oz (000) 3,702 4,099 15,516 14,500 119 132 499 466
Price received - R / kg / - $ / oz - sold 87,475 85,261 88,164 98,599 404 358 365 294
Total cash costs - R / - $ - ton milled 561 520 533 514 76 64 66 45
- R / kg / - $ / oz - produced 63,437 59,039 59,536 59,504 293 248 247 178
Total production costs - R / kg / - $ / oz - produced 73,902 68,562 68,686 76,922 341 288 285 230
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 202 203 193 193 6.51 6.53 6.20 6.22
Actual - g / - oz 229 248 239 212 7.35 7.98 7.68 6.82
Cost of sales - m / - ft 4.74 4.63 4.60 4.40 51.05 49.88 49.49 47.37
Actual - m / - ft 5.17 5.43 5.18 4.50 55.66 58.44 55.74 48.47
FINANCIAL RESULTS (MILLION)
Gold income
323 354 1,346 1,330 48 48 179 128
Cost of sales 272 277 1,069 1,109 40 37 143 106
Cash operating costs 232 237 916 857 35 32 123 82
Other cash costs 2 2 8 6 - - 2 1
Total cash costs 234 239 924 863 35 32 125 83
Retrenchment costs 1 1 3 3 - - - -
Rehabilitation and other non-cash costs - 1 3 4 - - - -
Production costs 235 241 930 870 35 32 125 83
Amortisation of mining assets 37 37 136 246 5 5 18 24
Inventory change - (1) 3 (7) - - - (1)
51 77 277 221 8 11 36 22
Realised non-hedge derivatives - (4) 22 101 - (1) 3 8
Adjusted operating profit 51 73 299 322 8 10 39 30
Capital expenditure 121 121 417 332 17 16 55 33

SOUTH AFRICA REGION
WEST WITS
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SAVUKA MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m / - 000 ft 45 42 166 195 480 455 1,784 2,104
Milled - 000 tonnes / - 000 tons 228 251 1,003 1,037 252 276 1,106 1,143
Yield - g / t / - oz / t 5.71 5.49 5.81 7.07 0.167 0.160 0.169 0.206
Gold produced - kg / - oz (000) 1,304 1,376 5,825 7,331 42 44 187 236
Gold sold - kg / - oz (000) 1,314 1,391 5,825 7,332 42 45 187 236
Price received - R / kg / - $ / oz - sold 87,643 85,207 88,482 99,306 405 358 365 294
Total cash costs - R / - $ - ton milled 673 636 628 581 91 78 76 50
- R / kg / - $ / oz - produced 117,763 115,931 108,219 82,111 544 487 448 245
Total production costs - R / kg / - $ / oz - produced 131,244 122,651 114,283 86,729 606 515 474 258
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 130 127 125 135 4.18 4.08 4.03 4.34
Actual - g / - oz 102 102 105 124 3.28 3.27 3.36 4.00
Target - m / - ft 4.37 4.34 4.16 4.38 47.00 46.71 44.76 47.17
Actual - m / - ft 3.49 3.12 2.98 3.32 37.52 33.62 32.02 35.71
FINANCIAL RESULTS (MILLION)
Gold income
115 120 504 671 17 16 67 64
Cost of sales 174 174 671 631 26 23 90 60
Cash operating costs 152 158 625 598 23 21 83 57
Other cash costs 2 1 5 4 - - 1 -
Total cash costs 154 159 630 602 23 21 84 57
Retrenchment costs 9 4 14 2 1 1 2 -
Rehabilitation and other non-cash costs 8 3 12 3 1 - 2 -
Production costs 171 166 656 607 25 22 88 57
Amortisation of mining assets - 3 10 29 - - 1 3
Inventory change 3 5 5 (5) 1 1 1 -
(59) (54) (167) 40 (9) (7) (23) 4
Realised non-hedge derivatives - (2) 11 57 - (1) 2 5
Adjusted operating profit (59) (56) (156) 97 (9) (8) (21) 9
Capital expenditure 33 40 106 60 5 5 14 6

SOUTH AFRICA REGION
WEST WITS
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
TAUTONA MINE
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m / - 000 ft 81 73 305 315 876 783 3,286 3,395
Milled - 000 tonnes / - 000 tons 416 400 1,663 1,716 459 441 1,833 1,891
Yield - g / t / - oz / t 12.21 13.19 12.09 11.66 0.356 0.385 0.353 0.340
Gold produced - kg / - oz (000) 5,086 5,272 20,106 19,997 164 170 646 643
Gold sold - kg / - oz (000) 5,089 5,337 20,105 20,000 164 172 646 643
Price received - R / kg / - $ / oz - sold 87,832 85,164 88,180 98,972 407 358 366 294
Total cash costs - R / - $ - ton milled 550 621 566 518 74 76 68 45
- R / kg / - $ / oz - produced 45,014 47,096 46,790 44,465 208 198 194 132
Total production costs - R / kg / - $ / oz - produced 49,016 49,989 49,836 48,125 226 210 207 143
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 285 301 294 287 9.16 9.68 9.46 9.24
Actual - g / - oz 301 312 297 292 9.67 10.03 9.56 9.37
Target - m / - ft 4.34 4.55 4.49 4.49 46.76 48.93 48.28 48.29
Actual - m / - ft 4.82 4.30 4.52 4.60 51.85 46.32 48.60 49.49
FINANCIAL RESULTS (MILLION)
Gold income
444 460 1,738 1,837 66 62 232 176
Cost of sales 257 272 1,021 949 38 36 136 92
Cash operating costs 227 246 932 882 34 33 124 84
Other cash costs 2 2 9 7 - - 1 1
Total cash costs 229 248 941 889 34 33 125 85
Retrenchment costs 1 - 2 7 - - - 1
Rehabilitation and other non-cash costs 1 1 4 6 - - 1 1
Production costs 231 249 947 902 34 33 126 87
Amortisation of mining assets 18 14 55 61 3 2 7 6
Inventory change 8 9 19 (14) 1 1 3 (1)
187 188 717 888 28 26 96 84
Realised non-hedge derivatives 3 (6) 35 143 - (1) 4 14
Adjusted operating profit 190 182 752 1,031 28 25 100 98
Capital expenditure 400 34 493 115 53 5 65 11

EAST AND WEST AFRICA REGION
Quarter ended
Year ended
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
GEITA - Attributable 50%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 3,021 3,077 11,364 8,916 3,951 4,025 14,864 11,663
Mined - 000 tonnes / - 000 tons 7,758 8,121 29,935 22,564 8,551 8,952 32,998 24,872
Treated - 000 tonnes / - 000 tons 691 716 2,852 2,489 761 789 3,144 2,744
Stripping ratio - t (mined total - mined ore) / t mined ore 8.52 8.54 9.53 7.36 8.52 8.54 9.53 7.36
Yield - g / t / - oz / t 5.26 3.83 3.60 3.62 0.153 0.112 0.105 0.106
Gold produced - kg / - oz (000) 3,635 2,745 10,280 9,005 117 88 331 290
Gold sold - kg / - oz (000) 3,635 2,745 10,280 9,005 117 88 331 290
Price received - R / kg / - $ / oz - sold 73,902 79,129 77,382 98,785 340 334 326 292
Total cash costs - R / kg / - $ / oz - produced 29,493 44,735 44,248 58,831 136 188 183 175
Total production costs - R / kg / - $ / oz - produced 38,544 54,405 53,779 75,024 178 229 223 223
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,593 1,575 1,467 1,560 51.20 50.65 47.18 50.15
Actual - g / - oz 1,727 1,345 1,278 1,356 55.51 43.26 41.10 43.61
FINANCIAL RESULTS (MILLION)
Gold income
266 216 787 879 39 29 107 84
Cost of sales 142 150 553 676 20 20 74 65
Cash operating costs 97 113 421 492 14 15 56 47
Other cash costs 11 10 34 38 2 2 5 4
Total cash costs 108 123 455 530 16 17 61 51
Rehabilitation and other non-cash costs 1 1 6 7 - - 1 1
Production costs 109 124 461 537 16 17 62 52
Amortisation of mining assets 31 25 92 139 4 3 12 13
Inventory change 2 1 - - - - - -
124 66 234 203 19 9 33 19
Realised non-hedge derivatives 2 1 8 11 - - 1 1
Adjusted operating profit 126 67 242 214 19 9 34 20
Capital expenditure 21 22 75 92 3 3 10 9

EAST AND WEST AFRICA REGION
Quarter ended
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 893 942 3,613 4,434 1,168 1,232 4,726 5,800
Mined - 000 tonnes / - 000 tons 2,382 2,468 9,364 10,497 2,626 2,720 10,322 11,571
Treated - 000 tonnes / - 000 tons 337 329 1,306 1,094 371 363 1,440 1,206
Stripping ratio - t (mined total - mined ore) / t mined ore 5.23 9.25 4.77 7.12 5.23 9.25 4.77 7.12
Yield - g / t / - oz / t 4.41 7.55 7.56 11.96 0.129 0.220 0.221 0.349
Gold produced - kg / - oz (000) 1,487 2,483 9,878 13,083 48 80 318 421
Gold sold - kg / - oz (000) 1,530 2,440 9,878 13,080 49 78 318 421
Price received - R / kg / - $ / oz - sold 78,552 83,026 84,739 102,985 367 350 345 309
Total cash costs - R / kg / - $ / oz - produced 39,099 25,875 26,086 24,541 182 109 108 74
Total production costs - R / kg / - $ / oz - produced 62,447 42,139 43,298 47,559 290 177 179 142
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,024 3,591 3,495 3,202 97.22 115.46 112.37 102.94
Actual - g / - oz 2,007 3,374 3,469 4,434 64.53 108.47 111.52 142.54
FINANCIAL RESULTS (MILLION)
Gold income
120 202 836 1,347 18 28 110 130
Cost of sales 92 103 426 624 14 14 57 60
Cash operating costs 50 50 199 226 8 7 26 22
Other cash costs 8 14 59 95 1 2 8 9
Total cash costs 58 64 258 321 9 9 34 31
Rehabilitation and other non-cash costs 3 3 7 1 - - 1 -
Production costs 61 67 265 322 9 9 35 31
Amortisation of mining assets 31 38 163 300 5 5 22 29
Inventory change - (2) (2) 2 - - - -
28 99 410 723 4 14 53 70
Realised non-hedge derivatives - 1 1 - - - - -
Adjusted operating profit 28 100 411 723 4 14 53 70
Capital expenditure 7 10 36 70 1 1 4 7

EAST AND WEST AFRICA REGION
Quarter ended
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 374 299 1,397 1,319 489 392 1,827 1,725
Mined - 000 tonnes / - 000 tons 960 873 3,792 3,663 1,058 963 4,179 4,037
Treated - 000 tonnes / - 000 tons 321 338 1,314 1,372 354 373 1,448 1,512
Stripping ratio - t (mined total - mined ore) / t mined ore 1.86 1.39 1.89 1.77 1.86 1.39 1.89 1.77
Yield - g / t / - oz / t 1.61 1.65 1.75 1.93 0.047 0.048 0.051 0.056
Gold produced - kg / - oz (000) 518 559 2,299 2,653 16 18 73 85
Gold sold - kg / - oz (000) 579 464 2,263 2,653 19 15 72 85
Price received - R / kg / - $ / oz - sold 85,108 85,673 87,491 102,429 393 360 361 305
Total cash costs - R / kg / - $ / oz - produced 75,347 71,907 65,782 49,265 349 303 274 147
Total production costs - R / kg / - $ / oz - produced 87,787 75,214 70,801 54,138 407 317 296 162
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 587 601 604 557 18.88 19.32 19.43 17.91
Actual - g / - oz 439 424 493 626 14.12 13.65 15.86 20.12
FINANCIAL RESULTS (MILLION)
Gold income
49 40 198 272 7 5 26 26
Cost of sales 43 39 143 143 6 5 19 14
Cash operating costs 39 40 134 129 6 5 18 13
Other cash costs - - 1 1 - - - -
Total cash costs 39 40 135 130 6 5 18 13
Rehabilitation and other non-cash costs 5 - 5 1 1 - 1 -
Production costs 44 40 140 131 7 5 19 13
Amortisation of mining assets 2 2 6 12 - - 1 1
Inventory change (3) (3) (3) - (1) - (1) -
6 1 55 129 1 - 7 12
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit 6 1 55 129 1 - 7 12
Capital expenditure 1 6 17 21 - 1 2 2

EAST AND WEST AFRICA REGION
Quarter ended
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,153 832 3,873 3,405 1,509 1,089 5,065 4,454
Mined - 000 tonnes / - 000 tons 2,035 1,500 7,085 6,370 2,244 1,653 7,810 7,021
Treated - 000 tonnes / - 000 tons 515 470 1,927 1,914 567 518 2,124 2,110
Stripping ratio - t (mined total - mined ore) / t mined ore 1.64 4.25 2.25 1.63 1.64 4.25 2.25 1.63
Yield - g / t / - oz / t 3.04 2.79 2.77 2.96 0.089 0.081 0.081 0.086
Gold produced - kg / - oz (000) 1,566 1,311 5,340 5,672 50 42 172 182
Gold sold - kg / - oz (000) 1,580 1,242 5,353 5,633 51 40 172 181
Price received - R / kg / - $ / oz - sold 84,710 88,791 88,602 102,455 395 373 369 305
Total cash costs - R / kg / - $ / oz - produced 48,008 46,315 50,450 54,603 223 195 210 163
Total production costs - R / kg / - $ / oz - produced 62,869 61,346 65,940 80,873 292 258 275 241
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,612 2,321 2,280 2,403 83.97 74.61 73.31 77.26
Actual - g / - oz 2,270 1,925 1,954 2,664 72.99 61.89 62.82 85.66
FINANCIAL RESULTS (MILLION)
Gold income
135 107 472 587 20 14 63 56
Cost of sales 100 75 352 453 15 10 47 43
Cash operating costs 66 53 236 269 10 7 32 26
Other cash costs 9 7 33 40 1 1 4 4
Total cash costs 75 60 269 309 11 8 36 30
Rehabilitation and other non-cash costs 1 1 4 4 - - 1 -
Production costs 76 61 273 313 11 8 37 30
Amortisation of mining assets 22 19 79 145 3 3 11 13
Inventory change 2 (5) - (5) 1 (1) (1) -
35 32 120 134 5 4 16 13
Realised non-hedge derivatives (1) 3 2 (10) - 1 - (1)
Adjusted operating profit 34 35 122 124 5 5 16 12
Capital expenditure 11 4 29 67 2 1 4 6

EAST AND WEST AFRICA REGION
Quarter ended
Year ended
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,863 816 4,452 3,687 2,437 1,067 5,823 4,822
Mined - 000 tonnes / - 000 tons 3,683 1,637 8,847 7,517 4,060 1,805 9,752 8,286
Placed
1
- 000 tonnes / - 000 tons 272 189 1,035 1,131 300 208 1,141 1,247
Stripping ratio - t (mined total - mined ore) / t mined ore 10.54 10.64 8.75 7.25 10.54 10.64 8.75 7.25
Yield
2
- g / t / - oz / t 2.22 2.34 2.84 3.60 0.065 0.068 0.083 0.105
Gold placed
3
- kg / - oz (000) 605 443 2,940 4,072 19 14 95 131
Gold produced - kg / - oz (000) 514 601 2,712 3,341 17 20 87 107
Gold sold - kg / - oz (000) 553 653 2,757 3,299 18 21 89 106
Price received - R / kg / - $ / oz - sold 85,400 85,574 87,871 104,010 395 358 361 311
Total cash costs - R / kg / - $ / oz - produced 69,379 59,628 56,633 58,302 322 250 235 175
Total production costs - R / kg / - $ / oz - produced 111,731 89,982 80,033 73,684 519 378 334 221
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 947 1,089 1,231 1,737 30.46 35.02 39.59 55.86
Actual - g / - oz 646 760 949 1,495 20.77 24.43 30.50 48.07
FINANCIAL RESULTS (MILLION)
Gold income
47 56 242 343 7 8 32 33
Cost of sales 59 54 218 240 9 7 29 23
Cash operating costs 32 32 136 170 5 4 18 16
Other cash costs 3 4 18 25 1 1 2 3
Total cash costs 35 36 154 195 6 5 20 19
Rehabilitation and other non-cash costs 2 2 5 4 - - 1 -
Production costs 37 38 159 199 6 5 21 19
Amortisation of mining assets 20 16 58 47 3 2 8 5
Inventory change 2 - 1 (6) - - - (1)
(12) 2 24 103 (2) 1 3 10
Realised non-hedge derivatives - - - - - - - -
Adjusted operating profit (12) 2 24 103 (2) 1 3 10
Capital expenditure 3 15 43 37 - 2 6 3
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

NORTH AMERICA REGION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 13,631 12,760 47,419 43,675 15,026 14,066 52,270 48,144
Placed
1
- 000 tonnes / - 000 tons 4,627 4,484 17,102 12,373 5,101 4,943 18,851 13,639
Stripping ratio - t (mined total - mined ore) / t mined ore 2.24 2.12 2.06 2.31 2.24 2.12 2.06 2.31
Yield
2
- g / t / - oz / t 0.65 0.55 0.67 0.82 0.019 0.016 0.020 0.024
Gold placed
3
- kg / - oz (000) 3,027 2,474 11,484 10,156 97 80 369 327
Gold produced - kg / - oz (000) 2,374 2,065 8,830 6,998 76 66 283 225
Gold sold - kg / - oz (000) 2,303 2,065 8,758 6,998 74 66 282 225
Price received - R / kg / - $ / oz - sold 70,600 86,295 82,238 111,779 328 363 340 335
Total cash costs
4
- R / kg / - $ / oz - produced 43,794 51,696 47,992 62,509 203 217 199 187
Total production costs - R / kg / - $ / oz - produced 66,764 75,156 74,864 103,042 310 315 310 306
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,659 3,281 2,895 2,593 117.63 105.49 93.07 83.38
Actual - g / - oz 2,458 2,080 2,261 1,856 79.03 66.87 72.68 59.68
FINANCIAL RESULTS (MILLION)
Gold income
158 163 697 770 24 22 93 74
Cost of sales 159 156 661 720 24 21 88 69
Cash operating costs 138 148 569 617 21 20 76 59
Other cash costs 3 4 18 21 - - 2 2
Total cash costs 141 152 587 638 21 20 78 61
Rehabilitation and other non-cash costs (9) (16) (41) (103) (1) (2) (5) (10)
Production costs 132 136 546 535 20 18 73 51
Amortisation of mining assets 64 65 278 386 9 9 37 37
Inventory change (37) (45) (163) (201) (5) (6) (22) (19)
(1) 7 36 50 - 1 5 5
Realised non-hedge derivatives 5 16 24 11 1 2 3 1
Adjusted operating profit 4 23 60 61 1 3 8 6
Capital expenditure 14 56 181 706 3 8 24 66
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.

NORTH AMERICA REGION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
JERRITT CANYON J.V. - Attributable 70%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons - - 479 938 - - 528 1,034
Treated - 000 tonnes / - 000 tons - - 463 932 - - 511 1,027
Yield - g / t / - oz / t - - 7.15 7.91 - - 0.209 0.231
Gold in ore - kg / - oz (000) - - 3,422 7,942 - - 110 255
Gold produced - kg / - oz (000) - - 3,311 7,373 - - 107 237
Gold sold - kg / - oz (000) - - 3,311 7,365 - - 106 237
Price received - R / kg / - $ / oz - sold - - 86,625 112,248 - - 336 334
Total cash costs - R / kg / - $ / oz - produced - - 69,686 84,466 - - 270 249
Total production costs - R / kg / - $ / oz - produced - - 94,657 117,503 - - 366 348
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz - - 2,015 2,369 - - 64.78 76.16
Actual - g / - oz - - 1,899 2,110 - - 61.07 67.85
FINANCIAL RESULTS (MILLION)
Gold income
- - 284 812 - - 35 78
Cost of sales - - 322 857 - - 40 82
Cash operating costs - - 229 619 - - 28 59
Other cash costs - - 2 3 - - - -
Total cash costs - - 231 622 - - 28 59
Rehabilitation and other non-cash costs - - 5 16 - - 1 2
Production costs - - 236 638 - - 29 61
Amortisation of mining assets - - 77 228 - - 10 22
Inventory change - - 9 (9) - - 1 (1)
- - (39) (45) - - (5) (4)
Realised non-hedge derivatives - - 2 14 - - - 1
Adjusted operating profit - - (36) (31) - - (5) (3)
Capital expenditure - - 18 80 - - 3
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
8

SOUTH AMERICA REGION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
CERRO VANGUARDIA - Attributable 92.50%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,401 4,199 15,958 8,946 4,851 4,628 17,591 9,861
Treated - 000 tonnes / - 000 tons 250 213 910 586 276 235 1,003 646
Stripping ratio - t (mined total - mined ore) / t mined ore 18.79 19.69 18.49 13.87 18.79 19.69 18.49 13.87
Yield - g / t / - oz / t 7.25 6.05 7.15 9.49 0.212 0.176 0.208 0.277
Gold in ore - kg / - oz (000) 1,902 1,353 6,783 5,757 61 43 218 185
Gold produced - kg / - oz (000) 1,814 1,291 6,501 5,561 58 41 209 179
Gold sold - kg / - oz (000) 1,652 1,292 6,443 5,675 53 42 207 182
Price received - R / kg / - $ / oz - sold 77,824 76,188 82,771 106,816 359 320 340 323
Total cash costs - R / kg / - $ / oz - produced 29,971 41,121 34,630 34,384 138 173 143 104
Total production costs - R / kg / - $ / oz - produced 57,735 72,220 63,100 67,362 267 303 261 203
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,762 1,664 1,674 1,984 56.66 53.51 53.81 63.80
Actual - g / - oz 1,134 853 1,077 1,640 36.47 27.44 34.63 52.73
FINANCIAL RESULTS (MILLION)
Gold income
131 103 556 639 20 14 74 62
Cost of sales 96 92 398 388 14 12 53 37
Cash operating costs 42 44 179 146 6 6 24 14
Other cash costs 12 9 46 45 2 1 6 4
Total cash costs 54 53 225 191 8 7 30 18
Rehabilitation and other non-cash costs 3 1 5 7 - - 1 1
Production costs 57 54 230 198 8 7 31 19
Amortisation of mining assets 48 39 180 177 7 5 24 17
Inventory change (9) (1) (12) 13 (1) - (2) 1
35 11 158 251 6 2 21 25
Realised non-hedge derivatives 4 4 18 20 1 - 2 2
Adjusted operating profit 39 15 176 271 7 2 23 27
Capital expenditure 17
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
32 72 25 2 4 10 2
1
Effective July 2002 (previously 46.25%)

SOUTH AMERICA REGION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
MORRO VELHO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 203 222 879 839 224 245 969 925
Treated - 000 tonnes / - 000 tons 200 222 875 838 221 245 964 925
Yield - g / t / - oz / t 8.00 7.22 7.22 7.12 0.233 0.210 0.211 0.208
Gold in ore - kg / - oz (000) 1,723 1,723 6,797 6,462 55 55 219 208
Gold produced - kg / - oz (000) 1,603 1,604 6,313 5,975 52 52 203 192
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 13 24 37 - 15 26 41 -
Yield - g / t / - oz / t 2.14 1.90 1.99 - 0.063 0.055 0.058 -
Gold produced - kg / - oz (000) 29 45 74 - 1 1 2 -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 781 1,305 3,975 1,644 861 1,438 4,382 1,812
Treated - 000 tonnes / - 000 tons 62 35 179 112 69 39 197 123
Stripping ratio - t (mined total - mined ore) / t mined ore 12.00 32.34 21.51 14.87 12.00 32.34 21.51 14.87
Yield - g / t / - oz / t 4.28 4.92 3.94 3.61 0.125 0.143 0.115 0.105
Gold in ore - kg / - oz (000) 302 198 793 406 10 6 25 13
Gold produced - kg / - oz (000) 267 173 705 405 8 6 23 13
TOTAL
Yield
- g / t / - oz / t 6.87 6.48 6.66 6.71 0.200 0.189 0.194 0.196
Gold produced - kg / - oz (000) 1,899 1,822 7,092 6,380 61 59 228 205
Gold sold - kg / - oz (000) 1,922 1,777 7,151 6,365 62 57 230 205
Price received - R / kg / - $ / oz - sold 73,918 84,812 86,794 112,439 341 355 358 334
Total cash costs - R / kg / - $ / oz - produced 31,247 34,827 33,866 44,273 144 146 141 131
Total production costs - R / kg / - $ / oz - produced 44,411 48,029 48,082 65,056 205 202 199 193
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 505 469 449 368 16.23 15.09 14.44 11.85
Actual - g / - oz 523 469 461 434 16.83 15.09 14.82 13.94
FINANCIAL RESULTS (MILLION)
Gold income
152 149 610 701 22 20 80 67
Cost of sales 84 86 339 415 13 11 45 39
Cash operating costs 58 62 234 276 9 8 31 26
Other cash costs 2 2 6 7 - - 1 1
Total cash costs 60 64 240 283 9 8 32 27
Rehabilitation and other non-cash costs 5 3 10 5 1 - 1 -
Production costs 65 67 250 288 10 8 33 27
Amortisation of mining assets 20 22 91 127 3 3 12 12
Inventory change (1) (3) (2) - - - - -
68 63 271 286 9 9 35 28
Realised non-hedge derivatives (2) 3 18 14 - - 2 1
Adjusted operating profit 66 66 289 300 9 9 37 29
Capital expenditure 57
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
53 192 173 8 7 25 17

SOUTH AMERICA REGION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 94 94 374 369 104 104 412 407
Treated - 000 tonnes / - 000 tons 91 95 374 371 100 105 412 409
Yield - g / t / - oz / t 7.80 7.89 7.88 7.84 0.228 0.230 0.230 0.229
Gold in ore - kg / - oz (000) 744 765 3,054 3,036 24 25 99 98
Gold produced - kg / - oz (000) 708 753 2,947 2,913 23 24 95 94
Gold sold - kg / - oz (000) 761 697 2,939 2,988 24 22 94 96
Price received - R / kg / - $ / oz - sold 73,617 84,284 86,757 112,928 340 354 357 334
Total cash costs - R / kg / - $ / oz - produced 28,362 26,026 26,241 33,967 131 109 109 100
Total production costs - R / kg / - $ / oz - produced 38,570 38,624 39,323 53,584 178 162 163 158
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 825 900 874 879 26.53 28.92 28.08 28.25
Actual - g / - oz 863 939 926 932 27.74 30.19 29.77 29.97
FINANCIAL RESULTS (MILLION)
Gold income
60 58 252 329 9 8 34 31
Cost of sales 29 26 115 161 4 4 15 15
Cash operating costs 19 19 74 94 3 3 10 9
Other cash costs 1 1 3 5 - - - -
Total cash costs 20 20 77 99 3 3 10 9
Rehabilitation and other non-cash costs (1) - - 1 - - - -
Production costs 19 20 77 100 3 3 10 9
Amortisation of mining assets 8 9 39 56 1 1 5 5
Inventory change 2 (3) (1) 5 - - - 1
31 32 137 168 5 4 19 16
Realised non-hedge derivatives (1) - 3 8 - - - 1
Adjusted operating profit 30 32 140 176 5 4 19
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
17
Capital expenditure 9 6 25 32 1 1 3 3

AUSTRALIA REGION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
SUNRISE DAM
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 5,027 6,186 20,500 14,703 6,575 8,092 26,815 19,232
Treated - 000 tonnes / - 000 tons 952 889 3,564 3,407 1,049 980 3,929 3,756
Stripping ratio - t (mined total - mined ore) / t mined ore 14.78 18.81 15.92 10.22 14.78 18.81 15.92 10.22
Yield - g / t / - oz / t 3.03 2.98 3.12 3.49 0.089 0.087 0.091 0.102
Gold produced - kg / - oz (000) 2,889 2,652 11,122 11,892 93 85 358 382
Gold sold - kg / - oz (000) 2,862 2,640 11,084 11,887 92 85 357 382
Price received - R / kg / - $ / oz - sold 91,460 84,662 91,894 104,062 425 357 381 310
Total cash costs - R / kg / - $ / oz - produced 49,767 57,704 55,073 59,451 230 242 228 177
Total production costs - R / kg / - $ / oz - produced 65,980 73,029 71,196 76,271 305 307 295 227
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,045 3,271 3,109 1,933 97.89 105.16 99.96 62.14
Actual - g / - oz 2,895 2,889 2,937 3,136 93.07 92.90 94.42 100.83
FINANCIAL RESULTS (MILLION)
Gold income
240 220 981 1,228 36 30 131 118
Cost of sales 183 201 801 886 28 27 107 86
Cash operating costs 137 147 588 676 21 20 79 65
Other cash costs 6 6 25 31 1 1 3 3
Total cash costs 143 153 613 707 22 21 82 68
Rehabilitation and other non-cash costs 2 2 7 7 - - 1 1
Production costs 145 155 620 714 22 21 83 69
Amortisation of mining assets 45 39 172 193 7 5 23 18
Inventory change (7) 7 9 (21) (1) 1 1 (1)
57 19 180 342 8 3 24 32
Realised non-hedge derivatives 21 4 37 9 4 - 5 1
Adjusted operating profit 78 23 217 351 12 3 29 33
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
Capital expenditure 67 37 148 258 9 5 20 26

AUSTRALIA REGION
Quarter ended
Year ended
Quarter ended
Year ended
December
September
December
December
December
September
December
December
2003
2003
2003
2002
2003
2003
2003
2002
Rand / Metric
Dollar / Imperial
UNION REEFS
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy - 59 1,387 3,024 - 77 1,814 3,955
Treated - 000 tonnes / - 000 tons 19 680 2,048 2,707 21 750 2,258 2,984
Stripping ratio - t (mined total - mined ore) / t mined ore - 1.99 5.27 3.24 - 1.99 5.27 3.24
Yield - g / t / - oz / t 7.71 1.02 1.12 1.36 0.225 0.030 0.033 0.040
Gold produced - kg / - oz (000) 146 693 2,303 3,680 5 23 74 118
Gold sold - kg / - oz (000) 136 708 2,313 3,666 4 23 74 118
Price received - R / kg / - $ / oz - sold 73,922 85,601 90,321 102,875 335 360 362 306
Total cash costs - R / kg / - $ / oz - produced 39,413 57,143 68,358 75,630 179 240 272 224
Total production costs - R / kg / - $ / oz - produced 39,470 57,172 71,320 92,248 179 240 283 273
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 432 2,809 2,269 1,978 13.89 90.30 72.96 63.59
Actual - g / - oz 905 2,151 1,572 1,928 29.10 69.15 50.54 61.98
FINANCIAL RESULTS (MILLION)
Gold income
11 59 206 378 2 8 27 36
Cost of sales 10 45 178 341 2 6 23 33
Cash operating costs 6 40 158 279 1 5 20 27
Other cash costs - - - - - - - -
Total cash costs 6 40 158 279 1 5 20 27
Rehabilitation and other non-cash costs - - 5 24 - - 1 3
Production costs 6 40 163 303 1 5 21 30
Amortisation of mining assets - - 2 37 - - - 3
Inventory change 4 5 13 1 1 1 2 -
1 14 28 37 - 2 4 3
Realised non-hedge derivatives (1) 2 3 (1) - - - -
Adjusted operating profit - 16 31 36 - 2 4 3
Capital expenditure - -
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
- 1 - - - -

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: 79 LK
NYSE: AU
ASX: AGG
Euronext Paris: VA
Euronext Brussels: ANG BB
JSE Sponsor: UBS
Auditors: Ernst & Young
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com
Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com
Europe/Asia
Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com
Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams
Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar
* British
#
ANGLOGOLD QUARTERLY REPORT DECEMBER 2003 - WWW.ANGLOGOLD.COM
American
Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars
South Africa
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052
Global BuyDIRECT
SM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold. For additional
information, please visit The Bank of New
York's website at www.globalbuydirect.com
or call Shareholder Relations Department at
1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Fax: +1 302 738 7210
 Administrative
 information
Certain statements contained in this document, including, without limitation, those concerning the letter from the Chairman and CEO, the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 30 JANUARY 2004                                                              By: /s/ C R B
ULL
_
Name: C R Bull
Title: Company Secretary